December 7, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Patrick Faller

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 16, 2022

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated June 15, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022 and Amendment No. 2 thereto filed with the Commission on May 16, 2022 (“Amendment No. 2”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 2 to Registration Statement on Form S-4 Filed on May 16, 2022

General

1.

We understand that Wells Fargo Securities, LLC (“Wells Fargo”) has terminated its engagement in its roles as your advisor and capital markets advisor and as lead placement agent for a potential PIPE offering (which we understand was not consummated for the reasons set forth in your disclosure) and has waived its entitlement to certain fees otherwise owed to it upon the closing of the business combination. Please disclose the amount of the fees that have already been paid to Wells Fargo and the amount of fees waived, how the waiver of fees was obtained and why it was agreed to. Revise your pro forma financial information and relevant disclosure. In addition, with respect to the resignation:

•

Please clarify the role that Wells Fargo played in any part of the business combination (i.e., the identification or evaluation of business combination targets) as well as the current relationship between Wells Fargo and the merger parties (i.e. whether there are other relationships with Wells Fargo after its resignation). Disclose both the extent of the work already performed and the work agreed to be performed by Wells Fargo prior to its resignation.

•

Revise the background of the business combination to clearly note when Wells Fargo was present in discussions or at board meetings and qualify their presence by noting Wells Fargo subsequently resigned.

•

Discuss the potential impact on the business combination related to the resignation of Wells Fargo, including, but not limited to, any impact on the PIPE financing. For example, if Wells Fargo would have played a role in the closing, please revise to identify the party who will be filling any such role.

•

Disclose in the forepart of the filing that Wells Fargo claims no remaining role in your business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

•

Please disclose whether Wells Fargo was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including but not limited to any analysis underlying disclosure in the registration statement. If so, clarify the involvement of Wells Fargo, whether it has retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on Wells Fargo’s expertise.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

•

Disclose whether Wells Fargo provided you with any reasons for its respective resignation or why it was unable to complete its engagement. If there was no dialogue and/or you did not seek out the reasons why Wells Fargo was resigning (and waiving deferred fees, as applicable) or unable to complete its engagement, despite already providing and/or completing their services, please indicate so in your registration statement.

•	Please advise if you are aware of any disagreements with Wells Fargo regarding the scope of its engagement or their ability to complete its engagement prior to resigning.

•	Please advise whether you are aware of any disagreements with Wells Fargo regarding the disclosure in your registration statement.

•

Please add a risk factor that clarifies Wells Fargo was to be compensated, in part, for services that it has already rendered, yet Wells Fargo will waive such fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the Business Combination.

•

Disclose whether Wells Fargo or affiliates of Wells Fargo are lenders to ADEX or GRIID. Advise whether any credit or financing agreements entered into by ADEX or GRIID are impacted by the resignation of Wells Fargo.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9, 35-36, 90-91, 136-139 and F-44 in response to the Staff’s comment.

2.

Please disclose what consideration the ADEX Board has given to reconsidering its assessment of the business combination given the subsequent resignation of Wells Fargo. Expand your disclosure to address the ADEX Board’s consideration of the business combination without the advice of Wells Fargo and disclose the impact this will have on investors.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9, 35-36, 90-91, 136-139 and F-44 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

3.

Please provide us with a letter from Wells Fargo stating whether it agrees with the statements made in your proxy statement/prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Wells Fargo and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Wells Fargo does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Wells Fargo withdrew from its respective role(s) in your transaction and forfeited its fees, if applicable, and that Wells Fargo refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. The disclosure should clarify whether Wells Fargo performed substantially all the work to earn its fees.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has provided Wells Fargo with a copy of the statements concerning Wells Fargo and its resignation included in the proxy statement/prospectus, but that Wells Fargo has not responded. The Company has revised the Amended Registration Statement at pages 9, 35-36, 90-91, 136-139 and F-44 in response to the Staff’s comment.

4.

Please revise your disclosure to highlight for investors that Wells Fargo’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that Wells Fargo has been previously involved with the transaction.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9, 35-36, 90-91, 136-139 and F-44 in response to the Staff’s comment.

5.

Please supplementally provide us with the engagement letter with Wells Fargo and other agreements, if any, entered into by ADEX or GRIID with Wells Fargo or any of its affiliates. Please disclose any ongoing obligations of the parties pursuant to the engagement letter that will survive termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement. Please also provide us with any correspondence between Wells Fargo and ADEX and/or GRIID relating to Wells Fargo’s resignation.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9, 35-36, 90-91, 136-139 and F-44 in response to the Staff’s comment. The Company is supplementally providing the Staff with copies of its engagement letters with and the resignation letters received from Wells Fargo under separate cover.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 11

6.

We note you removed language on page 11 advising that the fairness opinion addressed the fairness to all stockholders of ADEX as a group as opposed to only those unaffiliated with the sponsor or its affiliates. As it appears Lincoln International LLC’s financial opinion was addressed solely to ADEX, please include the language that was removed in your amendment or advise.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Lincoln International LLC’s fairness opinion was addressed solely to ADEX.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 159

7.

We note that you omitted the pro forma condensed statement of comprehensive income for the year ended December 31, 2020 in response to prior comment 9. Please revise to give effect to the merger and related adjustments as if they were made as of the beginning of the fiscal year presented. In this regard, you should give effect to the transaction as if it had occurred on January 1, 2021. Also, please explain why you continue to adjust operating expenses for transaction costs that had been accrued as of December 31, 2021 in adjustment (D).

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 185 and 187 in response to the Staff’s comment.

Material Agreements, page 190

8.

We note GRIID entered into a Mining Services Agreement with Blockchain Access UK Ltd. on March 21, 2022, which you filed as Exhibit 10.20 to your registration statement. Please disclose the material terms of this agreement in your proxy statement/prospectus, including the term and termination provision.

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 213 and 214 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID, page 197

9.	Please clearly state that all references to “cryptocurrency” or “cryptocurrencies” in this section refer to bitcoin or advise.

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 221 in response to the Staff’s comment.

Liquidity and Capital Resources, page 211

10.

We note your disclosure that Blockchain funded a request to draw down $6 million of the 2nd Tranche Loans notwithstanding that Blockchain believed certain conditions precedent to such draw were not satisfied. Please disclose the conditions precedent that Blockchain believes were not satisfied or advise.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has entered into a Fourth Amended and Restated Credit Agreement dated as of October 9, 2022 with the lenders from time to time party thereto and Blockchain Access UK Limited as agent (the “Fourth Amended and Restated Credit Agreement”). In connection with the entry into the Fourth Amended and Restated Credit Agreement, the parties resolved the issues relating to the $6 million draw down and all outstanding borrowings under GRIID’s prior credit agreement with Blockchain Access UK Limited, which are governed by the Fourth Amended and Restated Credit Agreement. The Company has revised the Amended Registration Statement at pages 201 and 242 to disclose the terms of the Fourth Amended and Restated Credit Agreement and related agreements.

U.S. Federal Income Tax Consequences for U.S. Holders, page 262

11.

We note your response to prior comment 21 and reissue our comment in part. The revised disclosure on page 262 appears to say that your opinion depends on “if the merger qualifies as an exchange described in Section 351(a) of the Code.” Please revise your disclosure and opinion to state, if true, that the merger will qualify as an exchange described in Section 351(a) of the Code or advise.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 296 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

GRIID Infrastructure LLC and Subsidiaries

Consolidated Statements of Operations, page F-25

12.	We note your response to prior comment 44 in your letter dated March 21, 2022 and continue to evaluate your analysis.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified the presentation of realized gains on the sales of cryptocurrency as operating expense (income) and reflected the reclassification in all relevant sections of the Amended Registration Statement.

Consolidated Statements of Cash Flows, page F-28

13.	We note your response to prior comment 45 in your letter dated March 21, 2022 and continue to evaluate your analysis.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and understands that pursuant to subsequent discussions between the Staff and the Company’s outside counsel that the Staff is no longer evaluating the Company’s analysis regarding the Company’s response to prior comment 45.

Notes to Consolidated Financial Statements

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Cryptocurrencies, page F-34

14.

In response to prior comment 26, you state that “If the market price is below the per unit value of the bitcoin, it is more likely than not that the bitcoin is impaired,” however you have adopted an accounting convention that does not recognize impairment losses in all such circumstances. We are unable to reconcile your accounting convention to ASC 350-30-35-19. Please reconsider the need to revise your accounting policy to comply with this guidance.

Response to Comment 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 241 in response to the Staff’s comment. ASC 350-30-35-19 states, “The quantitative impairment test for an indefinite-lived intangible asset shall consist of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

GRIID applies ASC 350-30-35-19 when assessing intangible assets for impairment. That is, GRIID determines the fair value of its cryptocurrencies in accordance with GRIID’s fair value methodology, as disclosed within its audited consolidated financial statements for the years ended December 31, 2021, and 2020. GRIID measures the impairment loss by comparing the fair value of bitcoin to its carrying value as of the date of such assessment. If the fair value of the bitcoin is less than its carrying value as of that date, then GRIID records an impairment loss accordingly and the carrying value is marked down to the fair value as of the date of assessment. As required under ASC 350, subsequent reversals of a previously recognized impairment charge are prohibited.

GRIID believes its application of impairment is in alignment with certain of its peer companies with reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whose disclosures state the following:

•

Riot Blockchain, 2021 Annual Report on Form 10-K: Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements: In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test.

•

Cipher Mining, 2021 Annual Report on Form 10-K: Note 2. Summary of Significant Accounting Policies: In testing for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If management concludes otherwise, we are required to perform a quantitative impairment test.

The Company respectfully advises the Staff that similar standards for impairment are used throughout the cryptocurrency industry. However, GRIID does not use judgment when testing for impairment on its intangible assets and instead, without subjectivity, records an impairment loss when the bitcoin is less than its carrying value.

15.

On page F-35 you state, “The Company accounts for its gains or losses in accordance with the first-in first-out (“FIFO”) method of accounting.” Please revise to clarify, if true, that cryptocurrency sold is determined based on the first-in first-out (“FIFO”) method of accounting.

Response to Comment 15: The Company respectfully acknowledges the Staff’s comment and reiterates that GRIID’s realized gains and losses associated with the disposition of digital assets are determined based on the first-in first-out (“FIFO”) method of accounting. The Company has also revised the Amended Registration Statement at page F-60 in response to the Staff’s comment to clarify that GRIID only recognizes realized gains or losses when digital currency assets are sold or disposed of for other reasons (e.g. the distribution of bitcoin under the terms of the D&O Agreement (as defined below)).

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Long-Lived Assets Impairment, page F-35

16.

We note your disclosure that, “The Company tests its miners for impairment on a quarterly basis...” Please reconcile this to your disclosure that long-lived assets are assessed for impairment “whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.” Refer to ASC 360-10-35-21.

Response to Comment 16: The Company respectfully acknowledges the Staff’s comment. ASC 360-10-35-21 states, “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

•	a significant decrease in the market price of an asset;

•	a significant adverse change in the extent or manner in which an asset is being used;

•	significant adverse change in legal factors or in the business climate that could affect the value of an asset, including an adverse action or assessment by a regulator;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of an asset; and

•

a current period operating, or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset.”

While ASC 360-10-35-21 provides a thorough list of indicators for such impairment, these examples are not all-inclusive, and other facts and circumstances should be considered. Judgment may be required to identify whether an event has occurred that would result in the need to perform an impairment assessment, which is why GRIID tests its miners for impairment on a quarterly basis to isolate any that are either no longer usable or no longer contributing to GRIID’s hash-rate; this is based upon data gathered on each miner’s hash contribution. However, GRIID’s quarterly assessment is completed on a preliminary basis to determine if any indicators of impairment exist (e.g., if any miners cease contributing hash-rate). It is through these tests that GRIID can decide if GRIID needs to move into a quantitative impairment test of recoverability. Furthermore, GRIID plans to assess miners on an as-needed basis to determine the potential necessity for disposal or impairment, upon the inability to contribute hash-rate. The Company has revised the Amended Registration Statement at page F-61 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Revenue Recognition, page F-36

17.

We note your disclosure that “The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computer power to the mining pool operator.” Please revise this statement to clarify whether the contracts are terminable at any time by either party without compensating the other party. Refer to ASC 606-10-25-4. We note your disclosure that “providing such computing power represents the only performance obligation in the Company’s contracts with mining pool operators.” Please revise this disclosure to also clarify whether the Company’s provision of computing power is the Company’s only promised good or service. See ASC 606-10-25-21.

Response to Comment 17: The Company respectfully acknowledges the Staff’s comment in the context of ASC 606-10-25-4, which states, “a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly underperformed contract without compensating the other party.”

The Company has revised the Amended Registration Statement at page F-62 in response to the Staff’s comment to clarify that GRIID’s pool operator contracts are only terminable unilaterally upon settlement of any pending transactions (i.e., outstanding compensation earned by GRIID via contribution of computing power to the pool per the contractual payment model).

18.

We note your disclosure that “providing such computing power represents the only performance obligation in the Company’s contracts with mining pool operators.” Please revise this disclosure to also clarify whether the Company’s provision of computing power is the Company’s only promised good or service. See ASC 606-10-25-21.

Response to Comment 18: The Company respectfully acknowledges the Staff’s comment in the context of ASC 606-10-25-21, which states, “In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.” As part of step two of the revenue recognition model, whereby GRIID must identify the performance obligations in the contract, GRIID has performed a revenue recognition analysis and has determined that the only good or service that is both capable of being distinct and distinct within the context of the contract is to provide computing power to the pool, specifically the hash-rate contributed. Further, the Company respectfully advises the Staff that each hash contributed is distinguishable from one another, meaning that each hash is satisfying a separate performance obligation. For example, if GRIID were to provide only one hash to a pool operator and then terminate the respective agreement, it would earn and subsequently recognize revenue related to that hash (i.e., creating an enforceable right to receive compensation from such pool operator). Therefore, the sole performance obligation disclosed is the provision of computing power to mining pool operators (i.e., the customers).

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

GRIID believes its assessment of performance obligations under such contracts is in alignment with certain of its peer companies with reporting obligations under the Exchange Act, whose disclosures state the following:

•

Riot Blockchain, 2021 Annual Report on Form 10-K: Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements: The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.

•

Cipher Mining, 2021 Annual Report on Form 10-K: NOTE 2. Summary of Significant Accounting Policies: Providing computing power in digital asset transaction verification services will be an output of our ordinary activities. The provision of providing such computing power is a performance obligation.

In comparing GRIID’s disclosure of performance obligations under the revenue recognition model, GRIID believes that its disclosure of one performance obligation for the provision of computing power to pool operators, excluding discussion of promise(s) to provide goods and services, is appropriate and in line with peer disclosures, as well as United States Generally Accepted Accounting Principles (“US GAAP”).

19.

We note your disclosure that “The Company earns revenue under different models based upon the nature of the performance obligation the Company provides to the mining pool.” Please reconsider the appropriateness of this statement and its consistency with other disclosures. For example, your other disclosures suggest that your contracts use different formulas to determine consideration rather than specify a different type or nature of the computing power you are obligated to provide.

Response to Comment 19: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID does not believe that these payout structures impact the promised goods or services, or ultimate performance obligation provided by GRIID. The different payout structures solely impact the ultimate transaction price recognized as revenue upon receipt of cryptocurrencies, as opposed to the nature of the related performance obligation, which remains the provision of computing power to such pools. The Company has revised the Amended Registration Statement at pages F-62 and F-63 in response to the Staff’s comment.

20.

Your response to prior comment 31 appears to cite the 24-hour time period in the contractual payment formula used to determine consideration as the accounting contract under ASC 606. In order to help us further evaluate your response and your analysis of Step one of ASC 606 described on page F-36, please provide to us a supporting accounting analysis to indicate the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. Your analysis should include, but not be limited to, the guidance ASC 606-10-25-1 to 25-9 and the impact on contract duration requested in the fourth bullet of prior comment 31.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Response to Comment 20: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the 24-hour time period relates only to the formula used to determine the transaction price (in bitcoin) and timing of payments remitted by the mining pool operator, once per day at 01:00 UTC. However, this 24-hour time period does not impact the enforceable rights and obligations within the contracts as outlined in the response to Comment 17 above. Below is a discussion of GRIID’s assessment of step one of the revenue recognition model.

According to ASC 606-10-25-1, “An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b.	The entity can identify each party’s rights regarding the goods or services to be transferred.

c.	The entity can identify the payment terms for the goods or services to be transferred.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.

It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10-55-3A through 55-3C). In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

For GRIID, GRIID believes the criteria are met as follows:

a.

Contract approval: Due to the nature of its business, GRIID enters into formal contracts with certain mining pool operators through traditional contract approval (i.e., dually executed agreements), in addition to click-through arrangements (i.e., online agreement in which the party signifies their acceptance of the stated agreement) with mining pool operators.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

b.

Identify rights: The basis for transfer of control of goods/services as well as each party’s privileges must be identified and mutually known for a contract to exist. For GRIID, this criterion is satisfied through the terms and conditions underlying the agreements entered into with mining pool operators. For click-through arrangements, the standard terms and conditions are stated online and GRIID simply accepts them; whereas for traditional contracts, terms and conditions are subject to negotiation and mutual agreement, as evidenced through dual execution.

c.

Payment terms: Without payment terms, the transaction price cannot be determined. Under ASC 606, transaction price need not be fixed or explicitly stated in the contract; however, GRIID has standard payment terms that are agreed to with the customer at the inception of the relationship, and any changes would require approval. Under each contract with mining pool operators, the contractual payment formula (variable consideration) is clearly stated.

d.

Commercial substance: The risk, timing or amount of future cash flows must be expected to change as a result of the arrangement, and there must be a business reason for the transaction to occur. For GRIID, this criterion is satisfied based upon the following contract elements:

i.	The customer and GRIID enter into a contractual agreement, either dually executed or accepted through a click-through arrangement;

ii.	Within said contract, the expectations of the services to be delivered are specified; and

iii.

GRIID provides computing power, specifically hash-rate, to the customer (i.e., the mining pool operator), in exchange for noncash consideration in the form of a fractional share of the resulting bitcoin award, less applicable digital asset transaction fees to the mining pool operator.

e.

Collection: The probability of collection, in the form of cryptocurrency, is based on GRIID’s general understanding of customers and credit relationships; in this case, GRIID only contracts with mining pool operators it believes to be reputable and which have a history of operating a mining pool. Additionally, GRIID intends to reassess the collectability of earned revenue on an ongoing basis. As previously stated, payments are received on a daily basis, which mitigates collection risk as the difference between measurement period (24 hours) identified in the contractual payment formula and collection timing is negligible.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Lastly, regarding the contract duration, the Company respectfully refers the Staff to ASC 606-10-25-3, which states, “Some contracts with customers may have no fixed duration and can be terminated or modified by either party at any time. Other contracts may automatically renew on a periodic basis that is specified in the contract. An entity shall apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. In evaluating the criterion in paragraph 606-10-25-1(e), an entity shall assess the collectability of the consideration promised in a contract for the goods or services that will be transferred to the customer rather than assessing the collectability of the consideration promised in the contract for all the promised goods or services (see paragraphs 606-10-55-3A through 55-3C). However, if an entity determines that all of the criteria in paragraph 606-10-25-1 are met, the remainder of the guidance in this Topic shall be applied to all of the promised goods or services in the contract.”

In this context, GRIID’s contracts with mining pool operators do not have a fixed duration and can be terminated by either party at any time, whereas modifications would be subject to bilateral acceptance. Specifically addressing the 24-hour time period used in the contractual payment formula, this does not impact the contract duration based on the rights of each party described in the Company’s response to Comment 17 above. For example, if GRIID terminated the agreement 8 hours into a 24-hour period, GRIID would have the enforceable right to receive compensation for the 8-hour period where computing power was contributed to the mining pool calculated under the same contractual payment formula. The Company has also revised the Amended Registration Statement at pages F-61 and F-62 in response to the Staff’s comment.

21.

Please revise your disclosure to more clearly articulate the contractual payment formula and, separately, your transaction price, as that term is used in ASC 606 and in your disclosure on page F-36. For example, your response to prior comments 31, 32, 33, and 35 suggest that there may be three parts of the contractual payment formula: pay-per-share base amount; digital transaction fee reward; and pool operator fees. Your disclosure should identify and more fully describe these and clarify to what extent the inputs to them are fixed or variable. In discussing expected value, your disclosure should also distinguish the contractual meaning of expected value from your application of the accounting guidance. For example, it is unclear whether the disclosure that “Expected value represents the estimated value at the beginning of the period of each daily performance obligation” is describing the contractual definition or an accounting policy. Separate from the contractual payment terms, your disclosure should also clearly articulate the ASC 606 transaction price. To the extent your contractual payment formula includes variable amounts, that disclosure should clarify how you estimate variable consideration (See e.g., ASC 606-10-32-8) and whether application of the constraint has caused some contractual consideration to be excluded from the transaction price.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Response to Comment 21: The Company respectfully acknowledges the Staff’s comment. The contractual payment formula is utilized by Foundry to determine the bitcoin payout to pool participants daily. The expected value referenced is from the perspective of the pool operator, Foundry, who has designed the aforementioned formula to approximate the block subsidies and transaction fees that should have been earned when comparing the hash-rate contributed relative to the network difficulty (e.g. if the pool contributes roughly 10% of the global hash-rate on a given day, then the pool would expect to earn roughly 10% of the daily transaction fees and block subsidies earned across the network on a given day). Transaction fees refer to the bitcoin payments, made by blockchain participants, to compensate miners for transferring bitcoin to another wallet on the blockchain. Block subsidies are the rewards received by miners, in bitcoin, when they successfully place a block on the bitcoin blockchain. Below is a summary of Foundry’s contractual payment formula, which is broken out into three components:

1.	Pay-Per-Share Base Amount:

2.	Transaction Fees, otherwise referred to as the full pay per share (“FPPS”) Rate (substantially functions as a multiplier to include the allocable share of transaction fees):

3.

Pool Operator Fees, which are a fixed fee percentage allocable to the mining pool operator. Altogether, the three components determine the payout, “Total Daily Earnings”, received by GRIID, in bitcoin, at the end of each day based on the hash-rate contributed by GRIID to the pool.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

As it relates to the transaction price determined within step three of the revenue recognition model, the Company has revised its disclosure on pages F-61 and F-62 to clarify that GRIID estimates noncash consideration at contract inception in line with ASC 606-10-32-21, which states, “To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).” Contract duration has been determined to be each day, or 24-hour period; therefore, the beginning of each day is considered a new contract (i.e., daily contract inception), for which GRIID shall estimate noncash consideration. GRIID has chosen to estimate the amount of noncash consideration utilizing the expected value method per ASC 606-10-32-8 which is classified as “the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract).” In estimating noncash consideration, GRIID utilizes the contractual payout formula outlined above, including the inputs described below:

1.

User hash-rate in hashes per second (variable): this is a measure of the hash-rate generated by GRIID’s miners contributed to the mining pool, which is measured over the length of the contract, 24 hours, in the context of the contractual payment formula. GRIID utilizes the following information in its analysis:

a.	miners owned and currently producing hash-rate,

b.	the rated hash-rate produced for each miner (manufacturers disclose the rated hash-rate for all models), and

c.	the historical average daily hash-rates generated by GRIID in the past.

2.

Network difficulty (variable; publicly available): although network difficulty may vary from day to day, GRIID is able to estimate network difficulty based upon historical averages for a given 24-hour time period.

3.

Sum of block transaction fees (variable; publicly available): the amount of block transaction fees varies from day to day depending on transaction volumes on the blockchain and network difficulty; however, GRIID is able to estimate block transaction fees based upon historical averages for a given 24-hour time period.

4.

Sum of block subsidies (variable; publicly available): similar to transaction fees, the number of blocks solved per day, and thus block subsidies awarded, varies depending on the day given current hash-rate, network difficulty, and the intrinsic luck involved in solving for blocks; however, GRIID is able to estimate block subsidies based upon historical averages for a given 24-hour time period.

5.

Fair market value of bitcoin (variable): in order to record revenue, bitcoin must be recorded in U.S. dollars because valuation can be volatile from day to day and throughout a given day; however, to estimate revenue at contract inception, GRIID utilizes the closing spot rate from the prior day for the current 24-hour period.

6.	Pool Fee Rate (fixed): a predetermined rate based on the contract with the pool operator.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

7.	Seconds in a day (fixed): there are 86,400 seconds in each day.

8.	Block Subsidy (fixed): the block subsidy is distinct from the sum of block subsidies and is fixed for the blockchain, which is currently set at 6.25 bitcoin.

Given the aforementioned factors and inputs, GRIID has concluded that it is able to estimate noncash consideration at contract inception (each 24 hour period). As such, revenue is recorded at the beginning of each day, when the calculation is performed, utilizing the above inputs and contractual payout formula.

The Company has also revised the Amended Registration Statement at pages F-61 and F-62 in response to the Staff’s comment.

22.

As a follow-on to the preceding comment, please provide us with your accounting analysis of Step three of ASC 606 that you describe on page F-36 and the applicable guidance in ASC 606-10-32-1 through 32-14. As part of your response, and as requested in prior comment 35 related to pool operator fees, please clarify whether your contracts obligate the pool operator to provide any distinct goods or services to you in consideration for this fee or, alternatively, whether this fee is simply part of the formula used to determine your compensation.

Response to Comment 22: The Company respectfully acknowledges the Staff’s comment and respectfully refers the Staff to the response to Comment 21 above for a discussion of GRIID’s determination of the transaction price under step three of the revenue recognition model.

GRIID accounts for pool operator fees as a reduction to revenue under ASC 606-10-32-25, which states, “Consideration payable to a customer includes:

a.	Cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer)

b.	Credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer)

c.	Equity instruments (liability or equity classified) granted in conjunction with selling goods or services (for example, shares, share options, or other equity instruments).

An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22) that the customer transfers to the entity. If the consideration payable to a customer includes a variable amount, an entity shall estimate the transaction price (including assessing whether the estimate of variable consideration is constrained) in accordance with paragraphs 606-10-32-5 through 32-13.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Given there is not a distinct good or service being received from the mining pool operator, these fees are reported as a reduction of revenue when revenue is earned and the constraining factors over the transaction price are lifted. This consideration is included as a component of the contractual payment formula, referred to as ‘Foundry USA Pool Fee Rate’ as described in the response to Comment 21 above.

Cryptocurrency Borrowings, page F-38

23.

We note your revised disclosure indicating that your performance obligation is generally satisfied over the 24-hour period from midnight-to-midnight UTC time under the FPPS model. Please further revise to disclose when you recognize revenue and disclose the method used. Refer to ASC 606-10-50-18.

Response to Comment 23: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the response to Comment 21 above and advises the Staff that it has revised the disclosure at page F-62 of the Amended Registration Statement in response to the Staff’s comment.

24.

We note your revised disclosure in response to our prior comments. Please ensure that disclosures elsewhere in your filing are revised accordingly. In this regard, you indicate on page 203 that revenue is recorded for each Bitcoin earned, at the spot rate at the time of issuance.

Response to Comment 24: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure at pages 65, 223 and 243 of the Amended Registration Statement in response to the Staff’s comment.

Note 10. Debt, page F-44

25.

Your disclosure indicates that you historically borrowed cryptocurrency from a third party on a secured basis and such cryptocurrency borrowed was reported within cryptocurrency notes payable. Tell us whether you have historically borrowed cryptocurrency. If not, please revise your accounting policy disclosure accordingly.

Response to Comment 25: The Company respectfully acknowledges the Staff’s comment and confirms that GRIID has historically borrowed cryptocurrency. More specifically, GRIID’s borrowings are related to two separate agreements with Blockchain Access UK Limited and affiliates (the “Lender”). In December 2019, GRIID borrowed 243.614 bitcoin from the Lender. The initial cryptocurrency note payable was both denominated

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

and repayable in bitcoin. Subsequently, GRIID entered into a second loan agreement with the Lender and borrowed a total of 238.290 bitcoin in three drawdowns between July and October 2020. These cryptocurrency notes payable were funded and repayable in bitcoin. Both bitcoin-denominated loans were converted to a U.S. dollar-denominated loan, as a result of the Second Amended and Restated Credit Agreement in September 2021.

26.

We note from your response to prior comment 37 that loans denominated in Bitcoin were reported within cryptocurrency notes payable. Please tell us, and revise your disclosures throughout your filings to clarify what the phrase “loans denominated in cryptocurrency” means (e.g., U.S. dollars loans to be repaid in cryptocurrency). Please revise to disclose your accounting policy for U.S. dollar loans that are repayable in cryptocurrency. Ensure that your policy clarifies the form of borrowing and repayment.

Response to Comment 26: The Company respectfully acknowledges the Staff’s comment with regard to the use of the phrase “loans denominated in cryptocurrency.” Loans denominated in cryptocurrency are borrowings denominated in bitcoin and accounted for as hybrid instruments. The original bitcoin-denominated loan was initially drawn down in December 2019 and was both funded and required repayment in bitcoin. The second loan agreement with the Lender was drawn down three times between July and October 2020; this second loan was also funded and required repayment in bitcoin. Both bitcoin-denominated loans were converted to a U.S. dollar-denominated loan, as a result of the Second Amended and Restated Credit Agreement in September 2021, which required repayment in U.S. dollars.

The Company has revised the Amended Registration Statement at pages 241-243 and F-70 in response to the Staff’s comment to further clarify the form of borrowing and repayment in relation to these loans.

27.

As previously requested in prior comments, please revise to provide a complete description of the material rights and obligations of both parties to the borrowings. For example, you indicate in your supplemental response to prior comment 37 in your letter dated May 23, 2022 that you will revise your disclosures to clarify that the loan proceeds were received in U.S. dollars. Please also revise to disclose the repayment terms of the cryptocurrency notes payable, which your response suggests required you to repay in a fixed 481.9 Bitcoin.

Response to Comment 27: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the responses to Comments 25 and 26 above and has revised the Amended Registration Statement at pages 241-243 and F-70 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

28.

You indicate in your revised disclosure and response to prior comment 38 that the cryptocurrency notes payable were amended and restructured into U.S. dollar denominated notes as a result of the Second Amended and Restated Loan Agreement. We note from your disclosure and your supplemental response to prior comment 37 in your letter dated May 23, 2022 that the Second Amended and Restated Loan Agreement was accounted for as a loan modification. Please provide us with your comprehensive accounting analysis to support the accounting treatment as a modification rather than an extinguishment, with specific contextual references to the supporting authoritative accounting guidance. Your analysis should include, but not be limited to, how you considered the terms of the loan agreement prior to the amendment related to the noncash nature of the Bitcoin due upon maturity, the existence of an embedded derivative, and the change in the fair value of the embedded derivative. Also explain why you recorded a loss when the Bitcoin-denominated loans were converted into U.S. dollar denominated loans, as noted from your response to prior comment 37, considering the guidance in ASC 470-50-40-2.

Response to Comment 28: The Company respectfully acknowledges the Staff’s comment regarding the accounting treatment for the loan modification as a result of the Second Amended and Restated Credit Agreement. Prior to the Second Amended and Restated Credit Agreement, the cryptocurrency loans were treated as hybrid instruments with embedded derivatives related to the repayment feature in cryptocurrency. In evaluating ASC 815-10-15-83, which identifies the characteristics required for a feature to be considered a derivative, the embedded cryptocurrency settlement feature has a notional amount (based on a fixed number of bitcoin), an underlying (the bitcoin price), an ability to net settle (bitcoin is readily convertible to cash) and as it is an embedded feature it has no/minimal initial net investment. ASC 815-15-25-42 provides further guidance through a four-step evaluation process to determine whether the feature is considered clearly and closely related to a debt-like host, which is contract-specific to put and call options. For purposes of performing the embedded derivative analysis, as step two in ASC 815-15-25-42 (“Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract…”) is met, confirming the embedded feature is not clearly and closely related to the host, the change in value of the bitcoin would require bifurcation. On Day 1, the value of the bifurcated derivatives was $0, and subsequent changes in fair value of the embedded derivatives were reflected in earnings.

In evaluating the Second Amended and Restated Credit Agreement, GRIID considered modification and extinguishment guidance under ASC 470-50. GRIID further notes that the loan amendment did not meet the definition of a Troubled Debt Restructuring under ASC 470-60 as GRIID was not under financial distress. GRIID considered the 10% cash flow test as described in ASC 470-50-40-10. As the debt is pre-payable subject to early termination payments, GRIID also considered the guidance in ASC 470-50-12(c), which recommends assumption of exercise and non-exercise of the pre-payment option in the analysis. The lesser change in cash flows as a result of the amendment was less than 10%, and as such would fall under modification, and not extinguishment, guidance.

U.S. Securities and Exchange Commission

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Office of Technology

December 7, 2022

GRIID further considered the original borrowing with a bifurcated embedded derivative related to the repayment feature most analogous to a convertible debt instrument with a bifurcated conversion option. GRIID considered the guidance in ASC 470-50-40-11, which states, “With respect to the conditions in (a) and (b) in the preceding paragraph, this guidance does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative under Topic 815 before the modification, after the modification, or both before and after the modification.” As the repayment feature on the loan is bifurcated, as discussed above, and the modification results in the removal of this feature, the removal of the value of the embedded derivative results in a loss, recorded in conjunction with the amendment. This loss would be consistent if the feature changed such that it would result in the embedded derivative feature having a fair value of $0.

29.

We note from your disclosure on page F-48 that you are required to ensure that a certain amount of mined currency is on deposit in a mined currency account pursuant to the Third Amendment. Please provide us with your analysis of the accounting for the Bitcoin deposited within this account. This analysis should include specific citation to the authoritative literature relied upon and your analysis and application of that guidance.

Response to Comment 29: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that GRIID has subsequently entered into the Fourth Amended and Restated Credit Agreement, which supersedes and replaces the Third Amendment in its entirety. However, the terms of the Fourth Amended and Restated Credit Agreement are materially similar to those of the Third Amendment in regard to the analysis of accounting for bitcoin within the mined currency account.

GRIID has evaluated the bitcoin held in this account considering the following guidance:

•	ASC 350, Intangible – Goodwill and Other Intangible Assets

•	ASC 606, Revenue from Contracts with Customers

•	ASC 610, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets

•	ASC 845, Nonmonetary Transactions

•	ASC 860, Transfers and Servicing

Initially, GRIID considered whether the transfer to the account should follow the guidance under ASC 860, but since bitcoin does not meet the definition of financial assets, GRIID deemed that this guidance was not applicable. As bitcoin is recognized as an intangible asset under ASC 350, GRIID determined that ASC 610-20 was an applicable framework for the bitcoin transferred to the account. GRIID then evaluated the nature of the transaction to determine if the bitcoin should be derecognized. As such, GRIID considered the guidance under ASC 610-20-15-10, which includes a decision tree for evaluating the derecognition of non-financial assets:

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

The first step of the decision tree under ASC 610-20-15-10 begins with asking if the counterparty is a customer, where they are receiving bitcoin or other goods or services as compensation and where the transfer has commercial substance. As the nature of the mined cryptocurrency account was established through the Third Amendment, whereby GRIID is borrowing bitcoin and not performing services for a customer that would meet the definition above, GRIID determined that it was not in the scope of ASC 606 and continued with the decision tree under ASC 610-20-15-10 to determine the appropriate framework.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

GRIID analyzed the decision tree and noted transactions within the scope of ASC 845 are listed as an exception under ASC 610-20-15-4. While ASC 845 covers nonmonetary transactions, GRIID referred to the non-authoritative guidance in “EY Financial Reporting Developments Gains and losses from the derecognition of nonfinancial assets (ASC 610-20),” which notes the following regarding scoping between ASC 610-20 and ASC 845: “The FASB amended ASC 845 to exclude certain transactions from its scope to simplify US GAAP and have entities account for similar transactions using the same guidance (i.e., more transactions will be accounted for under ASC 610-20 and ASC 606). Therefore, despite the circular scoping references between ASC 845 and ASC 610-20, we expect many transactions that were previously in the scope of ASC 845 will now be in the scope of ASC 610-20 (or ASC 606).”

Thus, when considering the transfer of bitcoin to the account, GRIID considered guidance under ASC 845 to be more specific to like-type exchanges or non-reciprocal transfers. As GRIID does not consider the nature of the transaction to fall under the guidance of ASC 845, it followed the guidance under ASC 610-20 when considering derecognition criteria.

GRIID followed the model under ASC 610-20-25 to determine whether (and when) to derecognize the assets as follows:

ASC 610-20-25-1-4: Apply the guidance in ASC 810 to determine whether the entity has a controlling financial interest in the legal entity that holds the asset after the transaction.

As GRIID is transferring bitcoin to the account held on the lender’s platform and GRIID does not have any legal structure or control or decision-making rights over the lender, ASC 810 does not apply to this transaction.

ASC 610-20-25-5-7: Apply certain guidance in ASC 606 to determine whether (and when) control transfers and how to measure the associated gain or loss:

Determine whether and, if so, when a contract exists under ASC 606-10-25-1

GRIID notes that the Fourth Amended and Restated Credit Agreement meets the definition of an identifiable contract based on the guidance under ASC 606-10-25-1

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

GRIID Conclusion: Yes. The Fourth Amended and Restated Credit Agreement was approved by both parties.

b.	The entity can identify each party’s rights regarding the goods or services to be transferred.

GRIID Conclusion: Yes. GRIID determines that the mined bitcoin held in the account is effectively being held as collateral in case of breach, thus distinguishing each party’s rights.

U.S. Securities and Exchange Commission

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December 7, 2022

c.	The entity can identify the payment terms for the goods or services to be transferred.

GRIID Conclusion: Yes. 50% of the mined bitcoin must be deposited to the account.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected as result of the contract).

GRIID Conclusion: Yes. there is commercial substance in the overall context of the lending agreement.

e.

It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract, if the consideration is variable, because the entity may offer the customer a price concession.

GRIID Conclusion: Yes. GRIID expected to collect all proceeds it is entitled to under the lending agreement.

As such, GRIID determined that all of the above criteria were met and therefore an identifiable contract exists between GRIID and the Lender.

Identify the distinct nonfinancial assets under ASC 606-10-25-19 through 25-22 if the transaction includes multiple assets that are transferred at different times

To determine distinct goods or services, ASC 606-10-25-19 states, “A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.

The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

GRIID Conclusion: Based on the terms of the Fourth Amended and Restated Credit Agreement, GRIID must maintain a balance of 50% of all mined bitcoin in the account and that this asset is distinct from the terms of the rest of the loan agreement (e.g., the proceeds received by GRIID, interest payable to the lender, etc.). While GRIID evaluates that contract noting it is not a contract with a customer, the bitcoin transferred are treated as a distinct asset for derecognition considerations under ASC 606-10-25-19.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

Determine whether (and when) control transfers under ASC 606-10-25-30 and, therefore, whether (and when) to derecognize the asset

ASC 606-10-25-30 notes the following considerations for indicators of transfers of control:

a.

“The entity has a present right to payment for the asset—If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.”

GRIID Conclusion: GRIID notes there is no payment for the bitcoin in the mined cryptocurrency account, it is only being transferred as collateral.

b.

“The customer has legal title to the asset—Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.”

GRIID Conclusion: GRIID notes legal title of the mined cryptocurrency is not transferred to the Lender.

c.

“The entity has transferred physical possession of the asset—The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

While physical possession has transferred into an account hosted on the lender’s platform, the Company determined that the existing obligation to take back the pledged Bitcoin collateral at maturity most closely representing a forward purchase contract (i.e., an obligation to take back the pledged Digital Currency assets). ASC 606-10-55-66 through 55-70 further discusses the concept of a repurchase agreement. Specifically, under ASC 606-10-55-67, repurchase obligations come in different forms which includes an entity’s obligation to repurchase the asset (a forward).”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

ASC 606-10-55-68 states that “If an entity has an obligation or a right to repurchase the asset (a forward or a call option), a customer does not obtain control of the asset because the customer is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset even though the customer may have physical possession of the asset.”

GRIID Conclusion: As a result of this repurchase obligation, GRIID determined that the Lender does not obtain control of the collateral bitcoin under ASC 606-10-55-68 to 55-70 since GRIID has an obligation to take it back, precluding derecognition of the bitcoin.

d.

“The customer has the significant risks and rewards of ownership of the asset—The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.”

GRIID Conclusion: The risk and rewards of the bitcoin in the account remain with GRIID while deposited within the account.

e.

“The customer has accepted the asset—The customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.”

GRIID Conclusion: The Lender does not have the ability to direct the use of the bitcoin in the account.

GRIID determined that the deposit of bitcoin into the account does not represent the transfer of control of the asset as the criteria above are not met. As such, GRIID determined that the bitcoin deposited in the account should not be derecognized due to the guidance under ASC 606-10-25-30 and continues to recognize the bitcoin as an intangible asset on the balance sheet.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

30.

We note your response to prior comment 39. We are unable to evaluate your response to prior comment 39 regarding the Mining Services Agreement (formerly referred to as the Hosting Agreement) based on the information provided. Our prior comment 39 was intended to elicit a description of the material rights and obligations of the parties to the contract, your accounting for those rights and obligations, and an accounting analysis, with specific contextual reference to authoritative literature, that supports those accounting policies. Please provide such a response. Further, if, as it appears, hosting will be material to your business, consider the need to revise your financial statements to articulate the material rights and obligations and your accounting policies for them.

Response to Comment 30: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that GRIID has subsequently entered into the Amended and Restated Mining Services Agreement, which supersedes and replaces the original Mining Services Agreement in its entirety.

Please see below for descriptions of the material contractual obligations set forth in the Amended and Restated Mining Services Agreement, as well as GRIID’s associated five-step revenue recognition analysis related to the Amended and Restated Mining Services Agreement, under which GRIID is to provide Blockchain Capital Solutions (US), Inc. (“Blockchain”) with certain colocation, operation, management, and maintenance services (i.e., the “hosting services”).

Below are excerpts of the Amended and Restated Mining Services Agreement that GRIID considered under its five-step revenue recognition analysis. Capitalized terms in the excerpts which are not defined below are defined as set forth in the Amended and Restated Mining Services Agreement.

1.1 Colocation

Installation

“Commencing in March of 2022 and at monthly intervals thereafter for the following six (6) months, Customer will provide to the Company Customer Mining Equipment for installation on the Premises. The Company will install and begin operation of the Customer Mining Equipment on the Premises in the same manner and upon the same timing that the Company deploys its own Mining equipment (the “Installation”).”

Infrastructure Development and Customer Mining Equipment Installation

“The Company agrees to complete the Infrastructure Development and Equipment Installation for (i) not less than 5MW of power and accompanying Customer Mining Equipment no later than March 31, 2022 (the “Tranche I Planned Operational Date”) and (ii) for not less than 20MW of power and accompanying Customer Mining Equipment no later than May 1, 2022 (the “Tranche II Planned Operational Date”; each of the Tranche I Planned Operational Date and the Tranche II Planned

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December 7, 2022

Operational Date is referred to as a “Planned Operational Date”, and to provide Customer periodic updates as to progress toward completion of the Infrastructure Development and Equipment Installation... Upon completion of the Infrastructure Development and Equipment Installation for each of Tranche I and Tranche II in accordance with this Section, Operating Partner will provide to Customer a written notice certifying that the Infrastructure Development and Equipment Installation is complete (each, a “Completion Notice”).”

Failure to Complete Infrastructure Development and Equipment Installation

“If the Company fails to complete the Infrastructure Development and Equipment Installation by the Planned Operational Date (subject to any extension of a Planned Operational Date pursuant to Section 1.1.2) except for those immaterial development items noted in Section 1.1.2(b) herein or fails to commence full operation of the Customer Mining Equipment at an alternative temporary facility (with Customer paying for electricity at the lesser of such facility’s power rate and schedule or those on the Approved Rate Card) of the Company on such Planned Operational Dates while the Infrastructure Development and Equipment Installation is being completed at the Premises, the Company will promptly pay to Customer the Late Development Fee, assessed at the end of each week following the Planned Operational Date.”

1.2 Electrical Capacity; Operation

“Commencing on or before March 31, 2022 (subject to Customer’s delivery of the Customer Mining Equipment and any adjustment to such date pursuant to Section 1.1.2) and continuing throughout the Term, the Company shall provide not less than 5 MW of electrical capacity for the Customer Mining Equipment. Commencing on or before May 1, 2022 (subject to Customer’s delivery of the Customer Mining Equipment and any adjustment to such date pursuant to Section 1.1.2) and continuing throughout the Term, Operating Partner shall increase the electrical capacity for the Customer Mining Equipment to not less than a total of 20 MW of electrical capacity for the Customer Mining Equipment.

At all times during the Term other than the first twenty-one (21) days of operation of each individual miner, the Company shall maintain the following minimum performance standards, including by providing the electricity required for (the “Performance Standards”):

(i) 90% Uptime; and

(ii) 90% of Expected Monthly Hash rate.

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December 7, 2022

In the event that the Company at any time fails to achieve and maintain any of the Performance Standards required hereunder, Operating Partner shall pay a fee to Customer (the “Performance Standards Fee”), in bitcoin, equal to ninety-five percent (95%) of the difference between (a) the total Projected Daily Generated Digital Assets expected to be generated by Customer’s Functional Miners during the period of the failure of the Performance Standards (assuming both 90% Uptime and 90% of Expected Monthly Hashrate) and (b) the Generated Digital Assets actually generated by Customer’s Functional Miners for such period.”

1.3 Management and Maintenance

“Throughout the Term, the Company shall be responsible for the management and maintenance of the Customer Mining Equipment. The Company’s responsibilities will include (i) ongoing monitoring of performance metrics in an effort to maximize miner performance; (ii) Premises security; (iii) overall Premises maintenance; (iv) power and infrastructure maintenance; (v) Premises safety protocols; (vi) power procurement and billing; (vii) heat management; (viii) payment and management of employees and contractors performing services related to this Agreement; (ix) repair and maintenance of Customer Mining Equipment to the same standard and in the same manner as the Company repairs and maintains its Mining equipment; and (x) all other such services as required for the Customer Mining Equipment to achieve the operation requirements in Section 1.2, but in no event will Operating Partner’s services be less than the services that the Company uses to manage and maintain the Mining equipment belonging to the Company or the Company’s controlled Affiliates at the Premises.”

2.1 Allocation of Mining Power

“The Company shall provide the Services such that the Company will use the Customer Mining Equipment to Mine the cryptocurrency bitcoin, unless otherwise agreed to in writing by Customer and Operating Partner. For avoidance of doubt, and in case of a hard fork of the Bitcoin protocol, under this Agreement “Bitcoin” shall mean the forked chain as set forth by Customer. The Company shall not “merge mine” or otherwise use the Customer Mining Equipment to Mine any other Digital Asset not expressly stated herein unless otherwise agreed to in writing by Customer and the Company. The Company shall not use any of the electrical power capacity required to be provided to Customer pursuant to Section 1.2.”

2.2 Deposit of Digital Assets and Revenue Share

“Promptly following the end of each twenty-four (24) hour period during the Term (adjusted as needed for non-standard, non-twenty-four-hour (24) days) (each period, a “Payout Period”), Operating Partner shall deposit ninety-five percent (95%) of the Generated Digital Assets in the Customer Wallet and five percent (5%) of the Generated Digital Assets (the “Operating Partner Fee”) in the Company’s Wallet. Whether or not bitcoin mined for Customer and for GRIID are from the same pool, the mined coins shall be segregated in separate accounts or subaccounts which shall redirect Customer’s mined coins into an account identified by Customer.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

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Although the contract language indicates that the Company shall hold bitcoin and distribute to the Customer, operationally, the Pool Operator distributes mining revenues directly to each party in line with the above percentages. Therefore, at no point in time, does GRIID have custody or distribute bitcoin on behalf of the Customer.

2.3 Monitoring

“Within five (5) business days of the Installation, Operating Partner will provide all necessary access to Customer to remotely monitor the Generated Digital Assets and other metrics as reasonably requested by Customer, but in all cases including any and all control panels, access methods, and other features or metrics available to Operating Partner.”

3.1 Electrical Charges

“Customer and the Company have agreed on a rate card for the Company’s procurement of electricity (the “Approved Rate Card”).

The Company may invoice Customer on a monthly basis for, and Customer shall pay in the manner set forth below, the Customer Electricity Charge (as hereinafter defined). The “Customer Electricity Charge” shall be one hundred percent (100%) of the costs of electricity (including required deposits used by the Customer Mining Equipment as determined by separate meter(s) plus the pro rata share (in the proportion that the Customer Mining Equipment’s electrical consumption bears to the electrical consumption of all Mining equipment at the Premises) of the electrical power bill (including any deposits and adjustments to such deposits) attributable to the balance of the Premises (excluding, for avoidance of doubt, Customer Mining Equipment electrical consumption) as determined by the actual amounts paid by the Company to its electricity provider for the Premises, without premium or markup.”

3.2 Operating Expenses

“The Company may invoice Customer on a monthly basis for, and Customer shall pay in the manner set forth below, the Customer Operating Expenses Charge (as hereinafter defined). The “Customer Operating Expenses Charge” shall be one hundred percent (100%) of the actual expenses as described in Exhibit C.

Exhibit C:

1.

Salaries and/or benefits attributable to Company personnel engaged in providing the Services at the Premises (but if any such personnel perform other work, only an appropriate share of such salaries and/or benefits shall be allocated to Customer Operating Expenses Charge)

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2.	Replacement parts for network infrastructure including, without limitation, (i) power distribution units, (ii) breakers, (iii) fuses, (iv) power cords, and (v) other various network infrastructure

3.	Costs of on-site security personnel for the Premises

4.	Portion of the lease’s payments for the Premises (and Premises maintenance) based upon the pro rata consumption of power by the Customer Mining Equipment.

5.

Customary contractor expenses and equipment rental related to providing Services or repairs or maintenance to Customer Mining Equipment Customer Mining Equipment installation not covered by the foregoing costs”

Below is a comprehensive description of GRIID’s accounting analysis of the material rights and obligations of the parties under the Amended and Restated Mining Services Agreement in relation to ASC 606 Revenue from Contracts with Customers. GRIID assesses each contract it enters on a standalone basis in regard to ASC 606.

The Five-Step Revenue Recognition Model under ASC 606

Step 1: Identify the contract

Under ASC 606, a contract with a customer exists when there is an agreement between two or more parties that creates legally enforceable rights and obligations, and when of the following criteria are met:

a.	The parties to the contract have approved the contract and are committed to perform their respective obligations

b.	The entity can identify each party’s rights regarding the goods or services to be transferred

c.	Payment terms can be identified

d.	The contract has commercial substance

e.	It is probable that the entity will collect the consideration to which it expects to be entitled, in exchange for the goods or services transferred

Step 1: GRIID Conclusion

The criteria for the Amended and Restated Mining Services Agreement to qualify as a contract are met as follows:

a.

The contract was approved and signed by both parties in March 2022; this will remain in effect until February 2027. As Blockchain may terminate the contract with 90 days’ notice to GRIID, without incurring penalties, the contract duration has been assessed to be 90 days.

b.

The terms, as shown above, clearly describe the goods and services to be transferred between the parties. GRIID is to provide Blockchain with hosting services and Blockchain is to provide GRIID a share of the mining rewards and reimburse GRIID for direct costs incurred.

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c.	Payment terms are defined in Sections 2.2, 3.1 and 3.2, excerpted above.

d.

The Mining Services Agreement is considered to have commercial substance, given the anticipated future payment streams (i.e., the profit share fee). The future payment streams relate to GRIID’s anticipated future provision of services (i.e., hosting), thus reflecting a change in amount and timing of future cash flows, subject to performance.

e.

GRIID generally will not enter into a contract where it is not probable that consideration will be collected. The probability of collection is based on GRIID’s general understanding of customers and credit relationships. Because the profit share fee is paid directly from mining revenue generated from the miners, GRIID has determined that there is minimal to no risk regarding collectability.

Step 2: Identify the performance obligations

Performance obligations are comprised of promises made in a contract with a customer and represent the units of accounting and basis for applying ASC 606. Therefore, all promised items within a contract must be identified prior to determining the performance obligations of the contract. A contract may have multiple promises, which could include such performance obligations as a future deliverable or an arrangement for another party to perform services. Promises in a contract must be identified and reviewed to determine whether they represent single performance obligation(s), or if they should be bundled together with other contract promises into one larger performance obligation.

Under ASC 606, a performance obligation is defined as:

a.	A good or service (or bundle of goods or services) that is distinct, or

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer

ASC 606 outlines a two-step process for determining whether a promised good or service (or a bundle of goods and services) is distinct:

1.

Consideration at the level of the individual good or service (i.e., the good or service is capable of being distinct - Customer can benefit from the good or service on its own or with other resources that are readily available to the customer)

2.

Consideration of whether the good or service is separable from other promises in the contract (i.e., the good or service is distinct within the context of the contract – The entity’s promise to transfer the good or service is separately identifiable from other promises in the contract).

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Both criteria must be met to conclude that the good or service is distinct. If these criteria are met, the individual good or service must be accounted for as a separate unit of accounting (i.e., a performance obligation).

In assessing whether the entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.

The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.

The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

Goods or services that are part of a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer must be combined into one performance obligation. To meet the same pattern of transfer criterion, each distinct good or service in the series must represent a performance obligation that would be satisfied over time and would have the same measure of progress toward satisfaction of the performance obligation (both discussed in step five), if accounted for separately.

A customer’s option to acquire additional goods or services for free or at a discount is accounted for as a separate performance obligation if it provides a material right to the customer that the customer would not receive without entering into the contract (e.g., a discount that exceeds the range of discounts typically given for those goods or services to that class of customer in that geographical area or market).

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Step 2: GRIID Conclusion

The promised goods and services are explicitly stated in the Amended and Restated Mining Services Agreement. GRIID assessed the promised goods and services in the contract to identify each promised good or service that is distinct under the guidance included above. GRIID determined that the services do not meet the first criterion above, as Blockchain cannot benefit from the services independently. The installation services rely on the power and maintenance (collectively, ‘hosting’) services in order to provide the desired output for Blockchain, and the hosting services cannot be delivered as promised to Blockchain without the already provided installation services. Due to both services failing the ‘capable of being distinct’ criteria, GRIID deemed the second criteria analysis, ‘distinct within the context of the contract’, irrelevant for purposes of this assessment.

As these services have a transformative relationship with each other, the services each significantly affect each other such that they create a combined item that is more than or different from the sum of the component parts of the services. GRIID is responsible for coordinating the tasks performed by subcontractors and ensuring those tasks are performed in accordance with contract specifications. For example, GRIID obtains and manages the inputs provided by power distribution companies and technical support personnel for the provision of minor repairs and installation of spare parts. GRIID is using the promised services as inputs to deliver the combined output of hosting services, which is effectively the proper and secure functioning and operation of Blockchain’s mining equipment. Therefore, GRIID concluded that there is one performance obligation related to this contract: hosting services.

When evaluating whether the performance obligation was a “series,” GRIID worked through the following analysis:

1. Substantially the Same

GRIID acknowledges that the nature of its promise to provide hosting services (e.g., installing and maintaining miners, providing electricity and internet connection) and specific tasks may vary each day. While the underlying activities performed could significantly vary within a day, from day to day, and month to month, that is not relevant to the evaluation of the nature of the promise. This is similar to Example 12A in the non-authoritative guidance in EY Revenue Financial Reporting Developments: Revenue from contracts with customers (Sep. 2021), whereby a hotel provides differing services on a daily basis (e.g., cleaning services, reservation services, property maintenance), but the services are substantially the same as the nature of the promise is the same each day: providing a daily overall management service. As such, GRIID has determined that its overall service of hosting is substantially the same on daily basis.

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2. Same Pattern of Transfer: Satisfied Over Time + Same Measure of Progress

GRIID determined the hosting services have the same pattern of transfer to Blockchain because both criteria in paragraph 606-10-25-15 are met:

•

Over Time: The criterion in paragraph 606-10-25-15(a) is met because each distinct service meets the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time. Blockchain simultaneously receives and consumes the benefits provided by the entity as it performs.

•

Measure of Progress: GRIID also determined that the criterion in paragraph 606-10-25-15(b) is met for the services because the same measure of progress would be used to measure its progress toward satisfying each promise. For its promised hosting services, GRIID will utilize the ‘Right to Invoice’ practical expedient (i.e., output method) discussed below.

The FASB provided a practical expedient in ASC 606-10-55-18 for using an output method to measure progress toward completion of a performance obligation that is satisfied over time. If an entity demonstrates that the invoiced amount corresponds directly with the value to the customer of the entity’s performance completed to date, the practical expedient allows an entity to recognize revenue in the amount for which it has the right to invoice.

GRIID’s management notes that all fees related to the Amended and Restated Mining Services Agreement directly correspond with the value provided to Blockchain, further discussed under the section below entitled Variable Consideration:

•

Customer Operating Expenses: An increase in customer operating expenses (e.g., installation and/or maintenance costs, contractor costs, parts, etc.) directly corresponds with the value provided relating to hosting services (i.e., bitcoin mined for Blockchain).

•	Power Reimbursements: An increase in power utilized (and therefore reimbursements) directly corresponds with the value provided related to hosting services (i.e., bitcoin mined for Blockchain)

•

Profit Split Fee: An increase in the profit split fee is directly correlated with the number of bitcoin mined (for GRIID and Blockchain) and therefore directly corresponds with the value provided related to hosting services.

As a result of this analysis, GRIID concluded that it is providing a series of distinct hosting services over the agreement term and will utilize the right to the invoice practical expedient.

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Principal vs. Agent Considerations:

When more than one party is involved in providing goods or services to a customer, an entity must determine whether it is a principal or an agent in these transactions by evaluating the nature of its promise to the customer. An entity is a principal and therefore records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent and records as revenue the net amount it retains for its agency services if its role is to arrange for another entity to provide the goods or services. Because it is not always clear whether an entity controls a specified good or service in some contracts (e.g., those involving intangible goods and/or services), ASC 606 also provides indicators of when an entity may control the specified good or service as follows:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (e.g., if the customer has a right of return)

•	The entity has discretion in establishing the price for the specified good or service

The FASB explained in the Basis for Conclusions of ASU 2016-08110 that in order for an entity to conclude that it is providing the good or service to the customer, it first must control that good or service. Thus, the entity cannot provide the good or service to a customer if the entity does not first control it. If an entity controls the good or service, the entity is a principal in the transaction. If an entity does not control the good or service before it is transferred to the customer, the entity is an agent in the transaction.

The FASB noted in the Basis for Conclusions of ASU 2016-08111 that an entity that manufactures a good or performs service is always a principal even if it transfers control of that good or service to another party. There is no need for such an entity to evaluate the principal vs agent guidance because it transfers control of or provides its own good or service directly to its customer without the involvement of another party. For example, if an entity transfers control of a good to an intermediary that is a principal in providing that good to an end customer, the entity records revenue as a principal in the sale of the good to its customer, the intermediary.

The Company respectfully refers the Staff to its response to Comment 32 for discussion of the Principal vs. Agent analysis undertaken by GRIID related to the Mining Services Agreement.

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Step 3: Determine the Transaction Price

Under step three of ASC 606, an entity must determine the amount of consideration to which it expects to be entitled in exchange for transferring its goods or services. That amount can be fixed, variable, or a mix of both. The transaction price represents the amount of revenue that is ultimately recognized on the contract. Generally, credit risk should not be considered. It should be assumed that the customer will pay the full amount to which the entity is entitled under the contract. Also, it should be assumed that the contract will be fulfilled as agreed without cancellation, renewal, or modification.

Variable Consideration:

If a contract includes variable consideration, it should be estimated up front and included in the transaction price. Variable consideration includes, but is not limited to, discounts, rebates, price concessions, refunds, credits, incentives, performance bonuses, and royalties. If an entity needs to estimate any variable consideration, the estimate must be calculated using either the expected value method (i.e., a probability-weighted amount method) or the most likely amount method (i.e., a method to choose the single most likely amount in a range of possible amounts). An entity’s method selection is not a “free choice” and must be based on which method better predicts the amount of consideration to which an entity will be entitled.

To include variable consideration in the estimated transaction price, an entity must conclude that it is probable that the entity will collect the related consideration, and that a significant revenue reversal will not occur in future periods. If the entity determines at the inception of the contract that it is not probable that it will collect the variable consideration, then revenue should not be recognized until performance is complete, either all consideration is received and nonrefundable or the contract is cancelled, and amounts received are nonrefundable. This “constraint” on estimates of variable consideration is based on the probability of a reversal of an amount that is significant relative to cumulative revenue recognized for the contract. Factors that increase the likelihood or magnitude of a revenue reversal include the following: the amount of consideration, which is highly susceptible to factors outside an entity’s influence; an entity’s experience with similar types of contracts is limited or that experience has limited predictive value; and a large number and broad range of possible outcomes in the contract.

The variable consideration estimate and the application of the constraint must be calculated at contract inception, and the estimate must be updated at each reporting date. In certain cases, including usage-based compensation without a fixed price component, an entity may report the actual earnings each reporting period without the need to estimate the consideration amount. In such cases, the entity must be reporting all variable compensation to a single performance objective and must record the revenue in the period earned. In cases where the amount is not known until after the reporting period has closed, an estimate must be made for the current usage based variable compensation for the period being reported.

If there is a history of granting price concessions to the customer, then the transaction price should reflect that practice.

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Step 3: GRIID Conclusion

In determining the base transaction price, GRIID decided to forego estimating the minimum fee at contract inception based on materiality and the following factors: the contract duration (i.e., 90 days, for which the revenue would be recognized) and the low degree of probability that the minimum amount of electricity usage will not be exceeded by Blockchain’s miners. In the event the minimum electricity usage is not achieved, the revenue will be recognized in that period.

Before including any amount of the variable consideration (estimated amount of the changes in fair value of the noncash consideration post-contract inception) in the transaction price, GRIID considered whether the amount is required to be constrained. In order to include variable consideration in the estimated transaction price, GRIID must conclude that it is probable that a significant revenue reversal will not occur in future periods once the uncertainty related to the variable consideration is resolved.

The constraint concept is contemplated for the variable fees detailed below:

•

Customer Operating Expenses (Section 3.2): In accordance with ASC 606 – 10 – 32 – 12e, the customer operating expenses are fully constrained until month-end due to the broad range of possible consideration amounts (e.g., number of miners that require maintenance, power utilized related to the pro-rata portion of the lease payments, etc.).

•

Power Reimbursement (Section 3.1): In accordance with ASC 606 – 10 – 32 – 12e, the power reimbursement is fully constrained until month-end due to the broad range of possible consideration amounts (e.g., power utilized based on the number of operational miners, etc.)

•

Performance Standard Fee (Section 1.2): In accordance with ASC 606 – 10 – 32 – 12a, the performance standard fee is fully constrained until month-end due to external forces outside GRIID’s control (e.g., power outages, construction delays, etc.), GRIID deems the likelihood of such instances occurring to be remote; however, GRIID will reduce the transaction price accordingly if either of the performance standards are not met.

•

Late Development Fee (Section 1.1): In accordance with ASC 606 – 10 – 32 – 12a, the late development fee is fully constrained until the planned operational date, March 23, 2022, due to external forces outside GRIID’s control (e.g., power outages, construction delays, etc.), GRIID’s management deems the likelihood of such instances occurring to be remote; however, GRIID will reduce the transaction price accordingly if the infrastructure development timeline is not met.

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As such, at each month-end (which includes each reporting date), GRIID will update its estimate of the transaction price as the constraints above will be lifted (i.e., uncertain factors are known, such as power usage and hours allocated to miner maintenance).

Noncash Consideration:

To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception. The profit split fee represents noncash consideration (i.e., bitcoin) and is therefore measured at fair value at contract inception in accordance with ASC 606-10-32-21.

Significant Financing Component:

An entity needs to adjust the transaction price for the effects of the time value of money if the timing of payments agreed to by the parties to the contract provides the customer or the entity with a significant financing benefit. As a practical expedient, an entity can elect not to adjust the transaction price for the effects of a significant financing component if the entity expects at contract inception that the period between payment and performance will be one year or less. Payments for the hosting services are made within a month; therefore, there is no significant financing component associated with the Amended and Restated Mining Services Agreement.

Step 4: Allocate the transaction price

For contracts that have multiple performance obligations, an entity is required to allocate the transaction price to the performance obligations in proportion to its standalone selling prices (“SSP”) (i.e., on a relative standalone selling price basis). When allocating on a relative SSP basis, any discount within the contract generally is allocated proportionately to each of the performance obligations in the contract. However, there are two exceptions.

Step 4: GRIID Conclusion

The Amended and Restated Mining Services Agreement contains one performance obligation, hosting services. Therefore, GRIID determined that step four is not applicable.

Step 5: Recognizing Revenue

The final step in the five-step method of revenue recognition under ASC 606 is to recognize revenue for each performance obligation when the transaction price has been allocated to that performance obligation or as it is satisfied. The main concept, which drives revenue recognition under ASC 606, relates to the transfer of control to the customer. Indicators of control are if the customer has: An unconditional obligation to pay, legal title, physical possession, risks and rewards of ownership, and acceptance of the asset.

Performance obligations may be satisfied at a point in time (i.e., provision of certain goods), or over time (i.e., provision of certain services). Control is transferred over time if one of the following criteria is met:

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1.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

GRIID Conclusion: No. GRIID does not receive the benefits (i.e., the operating partner fee) provided by its mining performance until after the end of each 24-hour term of service per the terms of digital deposit and revenue share clause as described above at 2.2.

2.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

GRIID Conclusion: No. GRIID, not Blockchain, controls the assets (mined bitcoin) that GRIID’s mining services creates until the digital deposit as described at 2.2.

3.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

GRIID Conclusion: Yes. GRIID’s mining service creates an asset, bitcoin, that has an alternative use to it, and GRIID has an enforceable right to payment for mining services completed to date.

GRIID Conclusion:

GRIID’s sole hosting performance obligation is satisfied over time utilizing the right to invoice practical expedient. Revenue related to expenses is recognized when the constraint is lifted as discussed above.

Note 12. Fair Value Hierarchy, page F-49

31.

You indicate in response to prior comment 39 that the Mining Services Agreement is not within the scope of other guidance noted in ASC 606-10-15-2 and there is not an embedded lease contained within the agreement related to the facility space or the customer miners. Please provide a detailed accounting analysis of why you believe the agreement does not contain a lease under ASC 842. This analysis should include specific citation to the authoritative literature relied upon and your analysis and application of that guidance.

Response to Comment 31: The Company respectfully acknowledges the Staff’s comment in the context of ASC 606-10-15-2, which states “An entity shall apply the guidance in this Topic to all contracts with customers, except the following: a. Lease contracts within the scope of Topic 840, Leases.”

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Under the terms of the Amended and Restated Mining Services Agreement, GRIID is obligated to install customer mining equipment at GRIID’s Lenoir City, Tennessee facility (the “Premises”) and clearly designate the appropriate space within the Premises for purposes of operating the customer mining equipment in accordance with the Amended and Restated Mining Services Agreement, which space shall be sufficient for the installation, operation and maintenance of the customer mining equipment (and space so dedicated and clearly designated for the installation, operations, and maintenance of the customer mining equipment shall not also be used for other mining equipment).

A comprehensive analysis of whether or not there is an embedded lease present in the Amended and Restated Mining Services Agreement is below:

Lessor Considerations:

Under ASC 842, a contract must be evaluated at inception to determine whether it is or contains a lease.

ASC 842-10-15-3 states that “A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. A period of time may be described in terms of the amount of use of an identified asset (for example, the number or production units that an item of equipment will be used to produce).”

To determine if a contract conveys the right to control the use of an identified asset, one must assess whether, throughout the period of use, the customer has both of the following:

1. The right to obtain substantially all of the economic benefits from use of the identified asset

2. The right to direct the use of the identified asset

If the customer in the contract is a joint operation or a joint arrangement, an entity shall consider whether the joint operation or joint arrangement has the right to control the use of an identified asset throughout the period of use.

ASC 842-10-15-5: If the customer has the right to control the use of an identified asset for only a portion of the term of the contract, the contract contains a lease for that portion of the term.

GRIID also relied on guidance contained in the Financial Reporting Developments Guide to Lease Accounting published by Ernst & Young LLP.

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The following flowchart is included in ASC 842’s implementation guidance (ASC 842-10-55-1) and depicts the decision-making process for determining whether an arrangement is or contains a lease.

Step 1: Is there an identified asset?

Yes, the facilities space designated for customer miners within GRIID’s Rutledge, Tennessee facility is an identified asset. Per the agreement, “On or before the commencement of the Tranche I Planned Operational Date (as defined herein), Operating Partner shall dedicate and clearly designate the appropriate space within the Premises for purposes of operating the Customer Mining Equipment in accordance with this Agreement, which space shall be sufficient for the installation, operation and maintenance of the Customer Mining Equipment (and space so dedicated and clearly designated for the installation, operation and maintenance of the Customer Mining Equipment shall not also be used for other mining equipment).” This portion of the Amended and Restated Mining Services Agreement explicitly identifies the facilities space and fixtures to house the customer mining equipment.

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Step 2: Does the customer have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use?

Accounting Guidance:

A customer can obtain economic benefits from use of an asset directly or indirectly in many ways, such as by using, holding, or subleasing the asset. The economic benefit from use of an asset includes its primary output and byproducts (including potential cash flows derived from these items) and other economic benefits from using the asset that could be realized from a commercial transaction with a third party.

ASC 842-10-15-19 states, “If a contract requires a customer to pay the supplier or other party a portion of the cash flows derived from use of an asset as consideration, those cash flows paid as consideration shall be considered to be part of the economic benefit that the customer obtains from use of the asset. For example, if a customer is required to pay the supplier a percentage of sales from use of retail space as consideration for that use, that requirement does not prevent the customer from having the right to obtain substantially all of the economic benefit from use of that retail space. That is because the cash flow arising from those sales are considered to be economic benefit that the customer obtains from use of the retail space, a portion of which it then pays to the supplier as consideration for the right to use that space.”

The term “substantially all” is not defined in ASC 842. However, entities might refer to the description in ASC 842-10-55-2 of how “substantially all the fair value of the underlying asset” could be evaluated in the context of lease classification. In that paragraph, the FASB states that “one reasonable approach” would be to conclude that “ninety percent or more of the fair value of the underlying asset amounts to substantially all the fair value of the underlying asset.”

GRIID Conclusion:

Yes. Per the Amended and Restated Mining Services Agreement, the space shall be utilized only for customer mining equipment for the purposes of mining bitcoin. Additionally, the Amended and Restated Mining Services Agreement specifies that Blockchain is legally entitled to 95% of the bitcoin mining rewards earned, which constitutes substantially all of the economic benefits associated with the space.

Step 3: Does the customer or supplier have the right to direct how and for what purpose the identified asset is used throughout the period of use?

Accounting Guidance:

ASC 842-10-15-20: A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:

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a.	The customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs 842-10-15-24 through 15-26).

b.	The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.

ASC 842-10-15-24: A customer has the right to direct how and or what purpose an asset is used throughout the period of use if, within the scope of its right of use defined in the contract, it can change how and for what purpose the asset is used throughout that period. In making this assessment, an entity considers the decision-making rights that are most relevant to changing how and for what purpose an asset is used throughout the period of use. Decision-making rights are relevant when they affect the economic benefits to be derived from use. The decision-making rights that are most relevant are likely to be different for different contracts, depending on the nature of the asset and the terms and conditions of the contract.

ASC 842-10-15-26: Examples of decision-making rights that do not grant the right to direct how and for what purpose an asset is used include rights that are limited to operating or maintaining the asset. Although rights such as those to operate or maintain an asset often are essential to the efficient use of an asset, they are not rights to direct how and for what purpose the asset is used. Such rights (that is to operate or maintain the asset) can be held by the customer or the supplier. The supplier often holds those rights to protect its investment in the asset. However, under ASC 842-10-15-20(b)(1), rights to operate an asset may grant the customer the right to direct the use of the asset if the relevant decision about how and for what purpose the asset is used are predetermined.

GRIID Conclusion

No. The Amended and Restated Mining Services Agreement specifically states how and for what purpose the asset shall be used.

Step 4: Does the customer have the right to operate the asset throughout the period of use without the supplier having the right to change those operating instructions?

No. GRIID has the right to operate the asset throughout the period of use. The Amended and Restated Mining Services Agreement states, “Operating Partner shall deliver the Services in a professional manner and in keeping with commercially reasonable practices in the industry, but in no case less in all material respects than the standard of similar service that Operating Partner provides to itself and its controlled Affiliates,” which implies that GRIID shall have the right to operate the underlying asset and the Premises, according to its own standard practices without feedback from Blockchain.

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Step 5: Did the customer design the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use?

No. GRIID is responsible for the design of the facilities, where the Amended and Restated Mining Services Agreement only states that said asset should be compatible with the customer mining equipment outlined in Exhibit B of the Amended and Restated Mining Services Agreement. Further, Blockchain has no right of substitution within the contract to require GRIID to modify the design of the asset or otherwise alter the use of the space previously described in the Amended and Restated Mining Services Agreement.

Conclusion: Based on the analysis above, GRIID concluded that there is not an embedded lease related to the facility space within the Amended and Restated Mining Services Agreement.

Lessee Considerations:

Under the terms of the Amended and Restated Mining Services Agreement, GRIID shall operate the customer mining equipment in accordance with the Amended and Restated Mining Services Agreement, which states that, “the Operating Partner will use the Customer Mining Equipment to mine the cryptocurrency bitcoin.” Further, in operating the mining equipment, GRIID shall have the ability to select a mining pool, thereby directing the hash-rate associated with each miner.

Since, as a result of this agreement, GRIID has the ability to operate and direct the economic benefits of the customer mining equipment, it raises the question whether there is an embedded lease present in the Amended and Restated Mining Services Agreement for miners that could potentially indicate Blockchain in this agreement leasing the miners to GRIID.

As stated above, under ASC 842, a contract must be evaluated at inception to determine whether it is or contains a lease.

Step 1: Is there an identified asset?

Yes, the customer mining equipment designated for use within the Premises.

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Step 2: Does the customer have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use?

No. Per the agreement, GRIID shall only have legal rights to use and hold 5% of the mining rewards earned by the hash-rate output of the miners, which does not constitute substantially all of the economic benefits from the use of the asset throughout the period of use.

Step 3: Does the customer or supplier have the right to direct how and for what purpose the identified asset is used throughout the period of use?

Within the Amended and Restated Mining Services Agreement, GRIID is limited to operating and maintaining the asset. However, GRIID does not hold the right to direct how and for what purpose the asset is used. In this case, the Amended and Restated Mining Services Agreement states that the miners must be used to exclusively mine bitcoin unless otherwise agreed with Blockchain, although they are capable of mining multiple cryptocurrencies.

Conclusion: Based on the analysis above, GRIID concluded that there is not an embedded lease related to the Amended and Restated Mining Services Agreement.

Data Black River Development and Operation Agreement, page F-54

32.

You indicate in response to prior comment 39 that no other parties are involved in providing the hosting services under the Mining Services Agreement. Please identify the party from which you receive the mined Bitcoin and consider this party in your accounting analysis for the arrangement. As previously requested, provide us with your principal versus agent analysis. As part of your analysis, please tell us what you consider to be the specified goods or services to be provided to the customer and which party has the ability to direct the use of the good or service and obtains substantially all of the remaining benefits from them.

Response to Comment 32: The Company respectfully acknowledges the Staff’s comment. While there are other parties involved in the mining ecosystem (i.e., pool operators), they are not involved with providing the hosting services, the identified performance obligation, to Blockchain. The payout of earned bitcoin from the pool operators is structured so that the pool operator manages all distributions and automatically routes 95% of the earned bitcoin to Blockchain’s wallet and 5% to GRIID’s wallet. GRIID retains no legal right to the mining rewards (i.e., 95% of the earned bitcoin) allocable to Blockchain.

We respectfully refer the Staff to the response to Question 30 for discussion of the specified service provided to Blockchain. GRIID has determined that, in accordance with the guidance in ASC 606-10-55-37, it controls the specified service before it is transferred to Blockchain.

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When multiple parties are involved in providing goods or services to a customer, GRIID is required to determine whether it is a principal or agent in these transactions by evaluating the nature of its promise to such customer. Under ASC 606-10-55-37, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. There are other parties involved in the mining ecosystem (i.e., pool operators); however, they are not involved with providing the hosting services to Blockchain. Instead, the pool operator is deemed a separate customer of Blockchain under a separate pool operator agreement to provide hash-rate to the pool. Thus, GRIID is deemed principal, and associated revenues and expenses are recorded on a gross basis.

Further, in connection with the Amended and Restated Mining Services Agreement, GRIID plans to install both mining-related infrastructure (owned by GRIID) and mining equipment (miners owned by Blockchain). GRIID will perform all services necessary to install, optimize, operate, and maintain the miners (collectively referred to as the hosting services). GRIID will pay for all expenses (e.g., electricity, maintenance, operations, salaries, etc.) incurred in connection with the hosting services for which GRIID may invoice Blockchain, on a monthly basis, for 100% of all costs. In consideration for the hosting services, for each month or portion thereof during the term, GRIID shall receive a fixed profit fee split of 5% of mining rewards. Mining rewards on the bitcoin network are composed of two distinct types of rewards:

•	Transaction Fees: fees paid by a requestor on the bitcoin network for certain transactions on the network (e.g., a wallet transfer, purchase, sale, etc.)

•	Block Rewards: newly created bitcoin asset units granted to the winning miner by the network under the blockchain’s consensus protocol

Within the scope of the Amended and Restated Mining Services Agreement, the miners contribute hash-rate to a bitcoin mining pool and receive a proportional share of the mining rewards earned by the collective pool; however, these rewards cannot be distinguished between transaction fees and block rewards, given these miners are contributing hash-rate to the pool to enable the pool operator to mine rewards.

Operationally, the payout of these mining rewards is currently handled directly by the pool operator, who shall remit rewards based on the instruction of Blockchain and GRIID to their respective wallets. However, these amounts are fixed based on the Amended and Restated Mining Services Agreement, where GRIID is only entitled to 5% of rewards earned and Blockchain is entitled to 95% of rewards, which are paid out by the pool operator based on instructions from the parties to the Amended and Restated Mining Services Agreement. In the Amended and Restated Mining Services Agreement, the pool operator selected by Blockchain is irrelevant, as GRIID is still entitled to 5% of rewards for the provision of hosting services, which is altogether separate from the agreement to provide hash-rate to the pool operator.

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33.

We note your revised disclosure in response to prior comment 40. You indicate that the fair value of the cryptocurrency notes payable was determined based on appraisals by an independent valuation firm. Please explain how this is a Level 1 valuation in the fair value hierarchy. In addition, please revise disclosures throughout your filing to indicate that it is the embedded derivative in the cryptocurrency notes payable that is recorded at fair value.

Response to Comment 33: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the fair value of the cryptocurrency notes payable was not determined based on appraisals by an independent valuation firm, but rather the embedded derivatives are related to the cryptocurrency note payable. These embedded derivatives were valued at the period end based on the active market for bitcoin.

GRIID determined that the fair value of these derivatives should be included as a Level 2 valuation in the fair value hierarchy. While the fair value of the embedded derivatives is related to the active market price of bitcoin, it cannot be deemed an ‘identical asset’ as required by ASC 820-10-35-40 and thus falls under the ‘quoted price for similar assets or liabilities in active markets’ definition under ASC 820-10-35-48. As such, the Amended Registration Statement has been updated on pages 228, F-59, F-74 and F-75 in response to the Staff’s comment.

34.

We note your response to prior comment 43 regarding your accounting for the Data Black River Development and Operation Agreement. We are unable to evaluate your response based on the information provided. Our prior comment was intended to elicit a complete description of the material rights and obligations of the parties to the contract, your accounting for those rights and obligations, and an accounting analysis, with specific contextual reference to authoritative literature, that supports those accounting policies. Please provide such a response.

Response to Comment 34: The Company respectfully acknowledges the Staff’s comment and has outlined below the contractual obligations in the Development and Operation Agreement (the “D&O Agreement”), as well as GRIID’s associated five-step revenue recognition analysis related to the D&O Agreement, under which Data Black River (“DBR”), a wholly owned subsidiary of GRIID, is to provide Helix Digital Partners, LLC (“HDP”) mining services and HDP is to provide a license to enter and use its premises (the HDP Premises), including mining equipment, as well as supplying electricity to the mining equipment through a separate power purchase agreement (“PPA”) for DBR to provide such mining services. Specific extracts from the D&O Agreement are included below outlining the material rights and obligations present, as well a discussion of GRIID’s accounting analyses for these rights and obligations.

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Excerpts from the D&O Agreement:

2. DBR Obligations Under the D&O Agreement:

2.1 DBR shall perform all services necessary to install, optimize, operate and maintain the Project Mines, including the mining of Bitcoin for the Parties’ respective payout accounts (collectively, the “Mining Services”). DBR shall pay for all direct, actual costs and expenses incurred in connection with the Mining Services, provided that HDP shall pay to DBR the HDP Expense Payment.

2.2 “In consideration for performance of the Mining Services, for each month or portion thereof during Phase II and Phase III, DBR shall be entitled to a monthly fee of $25,000 (the “Management Fee”) payable in arrears on the first day of every subsequent month. The Management Fee will be paid from Mining Revenue (as defined below) as described in Section 4.”

3. HDP Obligations per D&O Agreement:

3.1 Certain Development Costs

3.1.1 Within thirty (30) days of the Effective Date, HDP shall make a cash payment of $337,500 (the “HDP Expense Payment”) to DBR, in accordance with wiring instructions provided by DBR to HDP, which HDP Expense Payment shall be used by DBR solely for site improvements and the procurement and installation of related equipment for the Project Mines.

3.2 License to Use Premises; Title to Equipment

3.2.1 HDP hereby grants to DBR and its employees, agents and invitees a non-exclusive license to enter upon and use the Premises, including the Project Mines, for purposes of providing the Mining Services. Such license shall include the provision by HDP of electrical service to supply the Project Mines in accordance with Section 3.3 below. Such license shall terminate upon the termination of this Agreement and is non-transferable by DBR other than in accordance with Section 13. DBR shall comply with all applicable laws and regulations including those which may be applicable to HDP or Black River Hydroelectric LLC.

3.2.2 DBR shall retain ownership of the DBR Mines, all DBR Mine Equipment and the DBR Container #5 Servers. HDP shall retain ownership of the HDP Mines and all mining servers, other equipment and infrastructure contained therein (other than the DBR Container #5 Servers) and all equipment acquired using the DP Expense Payment which equipment will be identified and confirmed by DBR and HDP in writing.

3.3 Electricity Supply

3.3.1 Black River will supply electricity to HDP solely from the Hydro Project to serve the Project Mines in quantities not greater than 20 MW. HDP shall provide electricity to the Project Mines if and when delivered by Black River pursuant to the terms of the PPA. Subject to curtailment set forth in Sections 3.3.3 and 3.3.4, HDP hereby agrees that it will not reduce the amount of electricity provided by Black River below the amount required to operate the Project Mines without the

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prior written approval of DBR. Notwithstanding anything in this Agreement to the contrary, HDP’s and Black River’s obligation to provide electricity is limited to electricity produced by the Hydro Project provided that the Hydro Project has sufficient availability of water to generate electricity. In the event that electricity from the Hydro Project is not sufficient to meet the requirements of the Project Mines and Black River and HDP obtain electricity from the grid in order to meet such demand and incur energy purchase costs in excess of amounts payable to Black River in the event such electricity were provided by the Hydro Project (“Excess Electricity Costs”), demand charges or fees; then all such Excess Electricity Costs, demand charges and fees incurred by Black River and HDP shall be included in the Electricity Fee pursuant to Section 3.3.5 if occurring during Phases II and III. If occurring during Phase I, DBR shall pay Excess Electricity Costs, and demand charges and fees in proportion to the amount of electricity consumed by for the DBR Mines compared to all electricity consumed by the Project Mines in addition to the amount stated in Section 4.2.1 . The quantity of the electricity used for the Project Mines will be calculated at the site metering point for the Project Mines and is not to include consumption by Black River for usage at the Hydro Project. The charges for such consumption will be in accord with charges from the local utility.

3.3.2 HDP has entered into the PPA with Black River which provides for the supply of power from the Hydro Project to HDP at market rates for the purpose of operating the Project Mines.

3.3.3 Black River, per the PPA, and HDP, per the terms hereof, reserve the right to curtail electricity service in whole or in part from time to time, and for any duration of time, at no cost or liability to Black River or to HDP under this Agreement, including the following:

3.3.3.1 80 consecutive or non-consecutive one-hour increments within each calendar year during the term, each one-hour increment to occur at any time determined by Black River in its sole discretion;

3.3.3.2 (a) As a result of operation of equipment installed for power system protection, (b) for routine installation, maintenance, inspection, repairs, or replacement of equipment, (c) when, in Black River’s sole judgment based upon commercially reasonable efforts, such action is necessary to preserve the integrity of, or to prevent or limit any instability or material disturbance on the Hydro Project or the related interconnection facilities (d) to the extent required to comply with any governmental approval related to the operation of the Hydro Project or any agreement associated with such governmental approval, or (e) whenever river flows are insufficient to allow efficient generation by the Hydro Project. Black River will use commercially reasonable efforts to provide HDP with no less than 6 hours advance notice of interruptions of service described in this Section 3.3.3.

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3.3.4 HDP bears the sole risk of Mining Revenue falling below the price HDP is obligated to pay Black River for the electricity provided to the Project Mines pursuant to the PPA; provided, however, whenever revenues from power sales (including sale of RECs and other ancillary services) available to Black River exceed Mining Revenue (as expressed in effective $/MWh generated) by more than ten percent (10%), HDP shall have the right to curtail supply of electricity to the Project Mines and sell or cause Black River to sell electricity to the market with reasonable notice to DBR. In connection with any Curtailment Period (as defined below), HDP shall distribute any Foregone Mining Revenue (as defined below) in accordance with Section 4.3. Following such distribution, any Curtailment Revenue for such Curtailment Period shall be distributed to the Parties as follows: 75% to HDP and 25% to DBR. For all purposes hereunder:

3.3.4.1 “Curtailment Period” shall mean each such period when electricity supply to the Project Mines is curtailed in accordance with this Section 3.3.4.

3.3.4.2 “Curtailment Revenue” shall mean all power sales revenue received by Black River during a Curtailment Period related to the amount of power that would otherwise have been used to — operate the Project Mines during such Curtailment Period.

3.3.4.3 “Foregone Mining Revenue” shall mean, with respect to any particular Curtailment Period, the portion of the Curtailment Revenue for such Curtailment Period that is equivalent to the projected revenue of the mining revenue that was foregone during such Curtailment Period. The Foregone Mining Revenue for any Curtailment Period shall be capped at the amount of Curtailment Revenue for such period.

3.3.5 In consideration for supplying the Project Mines with electrical service, HDP shall be entitled to a monthly fee of $10.00/MWh for each MWh supplied to the Project Mines (the “Electricity Fee”) payable in arrears on the first day of every subsequent month during Phase II and Phase III. Such Electricity Fee will be paid from Mining Revenue as described in Section 4. Electricity usage by the Project Mines shall be calculated using the total reading from the site level meters for the Project Mines to be installed at the primary feed to the Project Mines from the transformer owned by Black River.

3.3.5.1 In addition to the Electricity Fee, HDP will provide to DBR the amount of sales tax paid in conjunction with the sale of the electricity to HDP by Black River. In consideration for this cost, HDP will be entitled to a portion of the Mining Revenues for a proportion of the sales tax equivalent to the percentage of the Mining Revenues DBR receives in that month pursuant to Section 4.2. HDP will incur the remaining proportion of the sales tax corresponding to their percentage share as set forth in Section 4.2.

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3.3.6 In the event that HDP for reasons other than set those forth in Section 3.3.3 and does not supply electricity to the Project Mines in any two (2) consecutive months during the term of this Agreement above the Minimum Electricity Supply Amount, DBR shall have the right to terminate this Agreement upon written notice to HDP. For purposes of this Agreement, “Minimum Electricity Supply Amount” shall mean an amount equal to the product of (i) the number of days in the applicable month, multiplied by (ii) 24 (i.e. 24 hours in a day), multiplied by (iii) 13 MWs, multiplied by (iv) 0.25.

4. Mining Revenue and Distribution

4.3.1 At the beginning of Phase II, the Parties shall establish a joint Bitcoin mining pooling account in the names of both HDP and DBR (the “Pooling Account”) and all Mining Revenue derived from the Project Mines shall be deposited into such Pooling Account. Such Pooling Account shall be maintained in accordance with best practices for maintaining cryptocurrency account reporting, security and integrity. No physical Bitcoin will be held jointly by the Parties.”

4.3.2 Commencing with the second month in Phase II, on the first day of each month during Phase II all Mining Revenue from the prior month shall be distributed in Bitcoin which is marked to market at the time of such distributions as follows:

4.3.2.1 first, to pay DBR the Management Fee and to pay HDP the Electricity Fee;

4.3.2.2 second, to pay to each Party its total amount of Development Costs in accordance with each Party’s Development Costs Percentage Share until each Party’s Development Costs have been paid in full; and

4.3.2.3 third, any remaining amounts to be distributed to (a) HDP in accordance with the sliding scale using the black line and interpolating actual percentage amounts set forth in the table attached hereto as Exhibit B, and (b) DBR shall receive a percentage equal to 100 minus the percentage amount due to HDP pursuant to such sliding scale in Exhibit B.

4.3.3 Commencing with the second month in Phase III, on the first day of each month during Phase III all Mining Revenue from the prior month shall be distributed as follows:

4.3.3.1 first, to pay DBR the Management Fee and to pay HDP the Electricity Fee;

4.3.3.2 second, any remaining amounts to be distributed to (a) HDP in accordance with the sliding scale using the green line and interpolating actual percentage amounts set forth in the table attached hereto as Exhibit B, and (b) DBR shall receive a percentage equal to 100 minus the percentage amount due to HDP pursuant to such sliding scale in Exhibit B.

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The expense allocation described in Section 3.1.1 above is considered by GRIID to be not applicable to GRIID’s accounting analysis. These expenses are recorded within HDP’s financials, as well as the respective assets purchased, as applicable, as each party retains rights to assets they purchased. Specifically, these development costs were paid by HDP in order to develop the land in preparation for mining to commence, which is owned by HDP. However, development costs factor into the calculation related to variable compensation for revenue sharing of bitcoin rewards received from the pool operator, as the revenue share percentages are determined based on relative development costs paid for by each party. For example, if DBR contributes 80% of development costs and HDP contributes 20%, then those percentages would be applied to bitcoin rewards received (i.e. 80% of rewards recorded as revenue for DBR and 20% for HDP). Further, such variable consideration is considered constrained until the time at which rewards are earned, as mentioned in the response to Comment 21 above and discussed within step three of the five-step revenue recognition model below to determine the transaction price.

ASC 842 Analysis: Embedded Lease

Under the terms of the D&O Agreement, GRIID shall install, optimize, operate, and maintain the project mines, including the mining of bitcoin for the parties’ respective payout accounts utilizing the HDP Premises at Black River in accordance with the D&O Agreement. Thus, the land specified by HDP for the purpose of bitcoin mining raises the question of whether there is an embedded lease present in the D&O Agreement for the land utilized for development and operation of the project mines.

Lessee Considerations:

Under ASC 842, a contract must be evaluated at inception to determine whether it is or contains a lease. We respectfully refer the Staff to the response to Comment 31 above for an overview of the relevant accounting guidance GRIID relies on in this evaluation.

Step 1: Is there an identified asset?

Yes. The premises designated for project mines is identified at HDP’s Glen Park Hydroelectric Project in Brownville, New York. Per the agreement, “HDP currently owns and operates five existing modular blockchain data mines (the “HDP Mines”) located at the 44.4 MW Glen Park Hydroelectric Project in Brownville, New York (the “Hydro Project”), which is owned and operated by Black River Hydroelectric, LLC (“Black River”), an affiliate of HDP. This portion of the D&O Agreement explicitly identifies the premises that shall be used to house the project mines.

Step 2: Does the customer have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use?

Yes. Per the D&O Agreement, the space shall be utilized only for the project mines for the purposes of mining bitcoin. The project mines include mining equipment owned by HDP and mining equipment owned by DBR, and space shall be specifically designated for each. Additionally, DBR shall be entitled to approximately 83.2% of mining rewards.

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Step 3: Does the customer or supplier have the right to direct how and for what purpose the identified asset is used throughout the period of use?

No. The D&O Agreement specifically states how and for what purpose the asset shall be used.

Step 4: Does the customer have the right to operate the asset throughout the period of use without the supplier having the right to change those operating instructions?

No. GRIID has the right to operate the asset throughout the period of use only for the purposes of bitcoin mining. Furthermore, the D&O Agreement states, “Black River, per the PPA, and HDP, per the terms hereof, reserve the right to curtail electricity service in whole or in part from time to time, and for any duration of time, at no cost or liability to Black River or to HDP under this Agreement.” Given that such curtailment period would cease mining operations, partially or completely, GRIID does not have the right to operate the asset throughout the period of use without the supplier having the right to change those operating instructions.

Step 5: Did the customer design the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use?

No. The D&O Agreement states, “DBR shall perform all services necessary to install, optimize, operate and maintain Project Mines, including the mining of Bitcoin”. Therefore, the purpose of the asset (the HDP Premises) is predetermined within the contract. HDP has the only right to alter the output of the premises in the event they were to choose to curtail electricity.

Conclusion: Based on the analysis above, GRIID concluded that there is not an embedded lease related to the premises within the D&O Agreement.

ASC 815 Analysis: Accounting Guidance

1.	Per ASC 815-10-15-83, A derivative instrument is a financial instrument or other contract with all of the following characteristics:

2.

Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

a.	One or more underlyings.

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b.	One or more notional amounts or payment provisions or both.

3.

Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

4.	Net settlement. The contract can be settled net by any of the following means:

a.	Its terms implicitly or explicitly require or permit net settlement.

b.	It can readily be settled net by a means outside the contract.

c.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

ASC 815 Analysis: Power Purchase Agreement

HDP has entered into a Power Purchase Agreement (the “PPA”) with Black River, in order to supply electricity to the project mines up to a capacity of 20 MW as required to operate the project mines. In exchange for supplying electricity to the project mines, HDP shall be entitled to consideration in the amount of $10/MWh for each MWh supplied, which is payable in arrears on the first day of the following month from mining revenues (GRIID’s analysis of Section 4 regarding consideration payable in bitcoin is discussed below). Furthermore, HDP retains the right to curtail revenues when prospective power sales would exceed prospective mining revenues by an amount greater than 10%. If HDP decides to curtail revenue, then GRIID would be entitled to consideration equal to the transaction as described in step three of the revenue recognition model described below in addition to 25% of the curtailment revenues in excess of the transaction price per step three. Therefore, GRIID conducted an analysis to determine whether there was an embedded derivative present related to the PPA in accordance with ASC 815.

Step 1: Underlying, notional amount, payment provision

This criteria is not met. Per ASC 815, the contract does contain payment provision ($10/MWh is the price Black River pays to HDP, and further, market prices are considered commodity prices); however, there is not a notional quantity of electricity that is estimable under the contract. Given that HDP is required to provide electricity, as required by the project mines, up to a maximum quantity of 20 MW, GRIID evaluated this contract as a requirements contract in accordance with ASC 815-10-55-5 through 7. Example A within ASC 815-10-55-7 states:

“Contract 1—requirements contract. The identification of a requirements contract’s notional amount may require the consideration of volumes or formulas contained in attachments or appendixes to the contract or other legally binding side agreements. The determination of a requirements contract’s notional amount must be performed over the life of the contract and could result in the fluctuation of the notional amount if, for instance, the default provisions reference a rolling cumulative average of historical usage. If the notional amount

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is not determinable, making the quantification of such an amount highly subjective and relatively unreliable (for example, if a contract does not contain settlement and default provisions that explicitly reference quantities or provide a formula based on historical usage), such contracts are considered not to contain a notional amount as that term is used in this Subtopic. One technique to quantify and validate the notional amount in a requirements contract is to base the estimated volumes on the contract’s settlement and default provisions. Often the default provisions of requirements contracts will specifically refer to anticipated quantities to utilize in the calculation of penalty amounts in the event of nonperformance. Other default provisions stipulate penalty amounts in the event of nonperformance based on average historical usage quantities of the buyer. If those amounts are determinable, they shall be considered the notional amount of the contract.”

In this case, although there is a fixed number of miners installed on-site with a rated power requirement (i.e. manufacturer has determined the most likely power requirements expressed in watts), the power consumed by this equipment fluctuates over time as a result of factors that render the notional amount not determinable, such as: required maintenance, temperature changes, equipment failures, and downtime. Furthermore, although there is a stated maximum quantity (20 MW) within the PPA, only HDP has the right to curtail energy and sell power to the market. For example, if at a point in time, the project mines only require 15 MW of energy, DBR does not have the right take the excess 5 MW and sell power to the market. Only HDP may sell energy produced by Black River.

Step 2: Initial net investment

This criteria is met. Per ASC 815-10-15-95, a derivative instrument does not require an initial net investment in the contract that is equal to the notional amount (or the notional amount plus a premium or minus a discount) or that is determined by applying the notional amount to the underlying. According to the PPA, there is no advance payment or any net investment other than purchasing the power based on the rate card within the PPA.

Step 3: Net settlement

This criteria is met. The PPA indicates that in the event HDP elects to curtail energy when the requirements are met (power sales revenues exceed mining revenues by greater than 10%), then DBR would receive the benefit in accordance with step three of the revenue recognition model below to determine the transaction price in addition to 25% of excess power sales revenue.

Conclusion: Given that the criteria outlined in step one above was not met, GRIID determined that there is no embedded derivative present in accordance with ASC 815 related to the PPA. Therefore, the electricity fee due to HDP from DBR is recorded as a separate expense in the period incurred given that it is a separate service from the mining services identified in step two of the revenue recognition model below.

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ASC 815 Analysis: Hybrid Instrument

In accumulating mining revenues, bitcoin mined shall be stored in a wallet owned by DBR over the course of each month. When bitcoin is distributed the following month, distributions are first allocated to DBR with regard to the management fee and HDP with regard to paying DBR’s electricity fee expense, further described in Section 3.3. above. Subsequently, all distributions are made in accordance with the transaction price discussed in step three of the revenue recognition model below. However, given that all consideration is payable in bitcoin, GRIID assessed whether an embedded derivative existed related to the aforementioned noncash consideration in accordance with ASC 815 as a hybrid instrument.

GRIID also considered the three criteria under ASC 815-25-1 to determine if the embedded derivative should be bifurcated and accounted for separately from the host contract:

a.

The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the electricity fee and consideration payable to customer.

GRIID Conclusion: The criterion is met. The economic characteristics and risks of the embedded derivative (i.e., the price fluctuation of the underlying Bitcoin) are not related to the inherent nature the electricity fee and consideration payable to customer.

b.	The hybrid instrument is not re-measured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

GRIID Conclusion: The criterion is met. The amounts payable to customer are pre-determined based on their respective transaction prices (i.e., not subject to changes in fair value).

c.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10 and this Subtopic.

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GRIID Conclusion: The criterion is met. The embedded derivative feature has a notional (based on a fixed number of bitcoin), an underlying (the price of the bitcoin), an ability to net settle (bitcoin is readily convertible to cash), and, in the case of the embedded feature, no/minimal initial net investment per ASC 815-15-25-1(c).

Conclusion: Accordingly, the electricity fee and noncash consideration payable to the customer are deemed to be hybrid instruments that are considered debt-like (an obligation to payout the bitcoin) and with an embedded derivative (related to the payout in bitcoin) that requires bifurcation.

The embedded derivative is a non-option embedded derivative and therefore has zero value at inception (i.e., 0 value on day 1), per ASC 815-15-30-4. The host contract would be recognized as a current liability and carried at amortized cost (i.e., based on its fair value of the time the bitcoin is received). Subsequently, the embedded derivative would be measured at fair value under ASC 815 (i.e., mark-to-market in earnings based on the underlying pricing at the reporting date).

The consideration payable in bitcoin, in its entirety, is deemed to be a hybrid instrument that is considered debt-like (an obligation to payout the bitcoin), including a bifurcated embedded derivative (related to the payout of the electricity fee and consideration payable to the customer). GRIID also determined that the embedded derivative is a non-option embedded derivative and therefore has zero value at inception (i.e., 0 value on day 1). The payable would be recognized as a current liability and carried at amortized cost (i.e., based on its fiat value at the time the bitcoin is received). Subsequently, the embedded derivative would be measured at fair value under ASC 815 (i.e., mark-to-market in earnings based on the underlying pricing at the reporting date).

Five-Step Revenue Recognition Model

Step 1: Identify the contract

We respectfully refer the Staff to the response to Comment 30 above for a discussion of the relevant accounting guidance considered by GRIID in analyzing step one of its revenue recognition model.

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GRIID Conclusion:

The criteria for the D&O Agreement to qualify as a contract with a customer are met as follows:

a.

Contract approval: Both GRIID and HDP signed the D&O Agreement as of August 31, 2021 and the term of the D&O Agreement shall end on the three-year anniversary of the agreement being signed, August 31, 2024. Subsequently, the agreement shall automatically renew for consecutive periods of 1 year at a time unless the agreement is terminated by either party with at least 60 days’ notice. Either party pay terminate the agreement with 30 days written notice of either party breaching the contract or if average mining revenues over a consecutive 90 day period drop below average electricity revenues for the same period or below $50/MWh. However, GRIID has no expectation that either party will breach the existing agreement or that mining revenues will fall below electricity revenues. Therefore, GRIID has determined that the term of the D&O Agreement is three years.

b.

Identify rights: The basis for transfer of control of goods and/or services as well as each party’s privileges must be identified and mutually known for a contract to exist. In this case, the criterion is satisfied through the terms and conditions of the D&O Agreement. DBR is to provide HDP mining services, and HDP is to provide a license to enter and use the HDP Premises, including mining equipment, as well as supplying electricity to the mining equipment through its PPA with Black River, for DBR to be able to provide the mining services.

c.

Payment terms: Without payment terms, the transaction price cannot be determined. Under ASC 606, the transaction price need not be fixed or explicitly stated in the contract. The D&O Agreement states that DBR is entitled to a monthly management fee of $25,000 payable in arrears on the first day of every subsequent month in consideration for DBR’s performance of the mining services to HDP. The management fee is to be paid from mining revenue generated from the project mines. The D&O Agreement also describes the calculation of the revenue share between DBR and HDP based on the different phases of the D&O Agreement.

d.

Commercial substance: The risk, timing, or amount of future cash flows must be expected to change as a result of the arrangement, and there must be a business reason for the transaction to occur. This criterion is satisfied based upon the following contract elements, also referenced above:

i.	DBR and HDP entered into a signed contractual agreement.

ii.	Within such contract, the expectations of the services to be delivered are specified.

iii.	GRIID (through DBR) provides mining services to HDP, in exchange for a management fee as well as a share of the revenue of the bitcoin mined.

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e.

Collection: The probable threshold under ASC 606 is interpreted as a likelihood of 75% or greater. As a general policy, GRIID does not enter into a contract where GRIID determines that it is not probable that consideration will be collected. The probability of collection, in the form of cryptocurrency is based on GRIID’s general understanding of customers and credit relationships. GRIID will not provide services unless GRIID determines that there is a high probability of collection. GRIID can reassess the collectability criteria if, at a later date, HDP’s ability to pay significantly deteriorates. Because the management fee is paid directly from mining revenue generated from the project mines, GRIID has determined that there is minimal to no risk regarding collectability.

Step 2: Identify the performance obligations

We respectfully refer the Staff to the response to Comment 30 above for a discussion of the relevant accounting guidance considered by GRIID in analyzing step two of the revenue recognition model.

GRIID Conclusion:

GRIID has determined that it has one single performance obligation under the D&O Agreement, which is to provide mining services to HDP. Although the promise to install such mining equipment and prepare it for use prior to operating and maintaining said equipment is a separate promise under the agreement, HDP cannot benefit from either of the promised services to be provided under the D&O Agreement (i.e., the mining services and installation) on its own or with readily available resources. HDP can only benefit from the mining services in conjunction with installation services (i.e., miners are not in place to mine bitcoin and therefore not readily available).

Principal vs. Agent Considerations

We respectfully refer the Staff to the response to Comment 30 above for a discussion of the relevant accounting guidance considered by GRIID in its principal vs. agent analysis.

GRIID Conclusion:

Because the only party delivering the services within the agreement is DBR, GRIID has determined that DBR is considered the principal and recognizes revenue on a gross basis.

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Step 3: Determine the Transaction Price

We respectfully refer the Staff to the response to Comment 30 above for a discussion of the relevant accounting guidance considered by GRIID in analyzing step three of the revenue recognition model.

GRIID Conclusion:

In relation to the D&O Agreement, GRIID has determined that it is not probable that a significant reversal of cumulative revenue will not occur in relation to the monthly management fee that DBR receives for mining services provided to HDP. This fee is set at a fixed amount of $25,000 per month but is dependent upon DBR providing a full month’s worth of mining services. The revenue share that DBR receives from the mining revenue is variable consideration and determined at the end of each month. At the end of each month, distributions to each party are paid out from bitcoin mining revenues in the following order:

1.	to distribute the management fee to DBR,

2.	to distribute the electricity fee and associated sales tax to HDP, and

3.	to allocate remaining mining revenues to each party in accordance with the transaction price outlined in step three of the revenue recognition model.

However, all distributions are made in bitcoin, which is considered noncash consideration and should be measured at fair value at contract inception in accordance with ASC 606-10-32-21. Therefore, noncash consideration in the form of bitcoin is measured at fair value at contract inception in excess of the management fee described above.

Consideration Payable to a Customer

We respectfully refer the Staff to the response to Comment 22 above for a discussion of the relevant accounting guidance considered by GRIID in analyzing the consideration payable to a customer within its revenue recognition model.

GRIID Conclusion:

GRIID records consideration payable to HDP each month for the proportional revenue share. On the 15th of each month, the revenue share allocated to HDP from the prior month is distributed in bitcoin. As discussed in GRIID’s analysis of Section 4.3 of the D&O Agreement above, consideration payable at the end of each month is made up of (1) the electricity fee discussed in GRIID’s analysis of Section 3.3 of the D&O Agreement above and (2) HDP’s share of mining revenues. With regard to HDP’s share of mining revenues, this consideration payable is not related to a distinct good or service, as discussed above; therefore, it is treated as a reduction of the transaction price.

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Significant Financing Component

An entity needs to adjust the transaction price for the effects of the time value of money if the timing of payments agreed to by the parties to the contract provides the customer or the entity with a significant financing benefit. As a practical expedient, an entity can elect not to adjust the transaction price for the effects of a significant financing component if the entity expects at contract inception that the period between payment and performance will be one year or less.

GRIID Conclusion:

There is no significant financing component associated with the D&O Agreement because payments are made on a monthly basis.

Step 4: Allocate the transaction price

We respectfully refer the Staff to the response to Comment 30 above for a discussion of the relevant ASC provisions considered by GRIID in analyzing step four of its revenue recognition model.

GRIID Conclusion:

The D&O Agreement contains one performance obligation, mining services; therefore, GRIID determined that step four is not applicable.

Step 5: Recognizing Revenue

The final step in the five-step method of revenue recognition under ASC 606 is to recognize revenue for each performance obligation when or as it is satisfied, for the transaction price that has been allocated to that performance obligation. The main concept which drives revenue recognition under ASC 606 relates to the transfer of control to the customer. Indicators of control are if the customer has: An unconditional obligation to pay, legal title, physical possession, risks and rewards of ownership, and acceptance of the asset. Performance obligations may be satisfied at a point in time (i.e., certain goods), or over time (i.e., certain services). Control is transferred over time if one of the following criteria is met:

1.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs

GRIID Conclusion: No. HDP does not receive the benefits (i.e., mined bitcoin) provided by DBR’s performance until after the end of each month of service, upon the revenue share for that month being distributed by DBR.

2.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced

GRIID Conclusion: No. DBR, not HDP, controls the assets (mined bitcoin) that DBR’s mining service creates.

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3.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

GRIID Conclusion: Yes. DBR’s mining service creates an asset, bitcoin, that has an alternative use. GRIID has an enforceable right to payment for mining services completed to date.

Conclusion: GRIID’s sole mining services performance obligation is satisfied over time. As a result, DBR recognizes related revenue each month.

35.

We note your response to prior comment 43 regarding your accounting for the Data Black River Development and Operation Agreement. Tell us what consideration was given to whether this arrangement is a collaborative arrangement wholly or partially within the scope of ASC 808. Address the guidance in ASC 808-10-15.

Response to Comment 35: The Company respectfully acknowledges the Staff’s comment. A collaborative arrangement is a contractual arrangement that involves a joint operating activity, as discussed in ASC 808-10-15-7. These arrangements involve two or more parties that meet both of the following requirements:

a.	Active Participants: They are active participants in the activity, as described in ASC 808-10-15-8 through 15-9.

b.	Significant Risks and Rewards: They are exposed to significant risks and rewards dependent on the commercial success of the activity, as described in ASC 808-10-15-10 through 15-13.

Active Participants:

ASC 808-10-15-7 states, “The joint operating activities of a collaborative arrangement might involve joint development and commercialization of intellectual property, a drug candidate, software, computer hardware, or a motion picture. For example, a joint operating activity involving a drug candidate may include research and development, marketing, general and administrative activities, manufacturing, and distribution. However, there may also be collaborative arrangements that do not relate to intellectual property…A collaborative arrangement may provide that one participant has sole or primary responsibility for certain activities. For example, the arrangement may provide for one participant to have primary responsibility for research and development and another participant to have primary responsibility for commercialization of the final product or service.”

ASC 808-10-15-8 through 15-9 states, “Whether the parties in a collaborative arrangement are active participants will depend on the facts and circumstances specific to the arrangement. Examples of situations that may evidence active participation of the parties in a collaborative arrangement include, but are not limited to, the following:

a. Directing and carrying out the activities of the joint operating activity

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b. Participating on a steering committee or other oversight or governance mechanism

c. Holding a contractual or other legal right to the underlying intellectual property

An entity that solely provides financial resources to an endeavor is generally not an active participant in a collaborative arrangement within the scope of this Topic.”

Significant Risks and Rewards:

ASC 808-10-15-11 through 15-13 states, “The terms and conditions of the arrangement might indicate that participants are not exposed to significant risks and rewards if, for example:

a.	Services are performed in exchange for fees paid at market rates.

b.	A participant is able to exit the arrangement without cause and recover all (or a significant portion) of its cumulative economic participation to date.

c.	Initial profits are allocated only to one participant.

d.	There is a limit on the reward that accrues to a participant.

Other factors that shall be considered in evaluating risks and rewards include:

a.	The stage of the endeavor’s life cycle

b.	The expected duration or extent of the participants’ financial participation in the arrangement in relation to the endeavor’s total expected life or total expected value

Many collaborative arrangements involve licenses of intellectual property, and the participants may exchange consideration related to the license at the inception of the arrangement. Such an exchange does not necessarily indicate that the participants are not exposed to significant risks and rewards dependent on the ultimate commercial success of the endeavor. An entity shall use judgement in determining whether its participation in an arrangement subjects it to significant risks and rewards.”

GRIID Conclusions: GRIID considered whether the D&O Agreement might be considered a collaborative arrangement subject to accounting under ASC 808.

Under ASC 808-10-15-8 through 15-9, DBR and HDP would be considered active participants in which each party directs and carries out activities of the joint operating activity. DBR is responsible for mining services, and HDP is responsible for providing access to the HDP Premises and for supplying power to the miners under its PPA. Thus, criteria (a) are met under the ASC 808 definition of a collaborative arrangement.

However, DBR and HDP are not exposed to significant risks and rewards and therefore do not meet criteria (b). The mining services that DBR performs are in exchange for fees paid at market rates, which is reflected in the management fee included in the transaction price ($25,000 per month) in addition to an allocated percentage of mining revenues, which was based on GRIID’s prior experience in the industry and comparison

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to its peers. Additionally, there is no dependency upon commercial success, because bitcoin mining is already proven to be commercially successful, and GRIID was successfully mining bitcoin prior to the D&O Agreement with HDP. Additionally, the primary expense incurred in bitcoin mining production is energy consumed by the mining equipment to generate hash-rate. Within the context of the D&O Agreement, the PPA permits energy to be sold back to the market by curtailing electrical consumption. As such, there is no risk that the valuation of bitcoin mined could drop to a level considered unprofitable under the D&O Agreement, as GRIID is permitted to curtail electricity when it becomes more advantageous to sell electricity to the market as opposed to continuing to mine bitcoin, ensuring the commercial success of the endeavor. Further, the D&O Agreement allows either party to terminate the agreement in the event that “Mining Revenues are not sufficient to fully cover the Management Fee and Electricity Fee for any month” upon settlement of any outstanding compensation and both parties shall retain rights and title to all economic consideration contributed (e.g., purchase of mining equipment). Therefore, the D&O Agreement does not meet the requirements of a collaborative arrangement under ASC 808, and GRIID evaluated the arrangement under ASC 606.

36.

Refer to your response to prior comment 43 regarding whether the Data Black River Development and Operation Agreement contains a lease under ASC 842. Please provide a separate evaluation of the application of ASC 842 for the right to use the HDP mines. As part of your response, clarify whether you have the right to obtain substantially all of the economic benefits from the use of the HDP mines.

Response to Comment 36: The Company respectfully acknowledges the Staff’s comment. Under the terms of the D&O Agreement, DBR is to build project mines on land owned by Black River, an affiliate of HDP. HDP and Black River entered into a license agreement that granted HDP the right to locate and operate the HDP mines on a portion of the Hydro Project property that is owned by Black River. Furthermore, this license agreement granted HDP the right to sublicense the right to DBR to operate and maintain the HDP mines and to locate up to ten new modular blockchain mines which will be owned by DBR. After Phase I (i.e., the development phase) of the project is complete, the parties will determine their respective contributions to the project to determine the development costs percentage share. This percentage share is then used to calculate the payout of mining revenue to each party. The mechanics of determining this percentage share are excerpted from Section 4.2.2 of the D&O Agreement below:

“At the end of Phase I of the project, the Parties shall determine the total amounts contributed by each of the Parties to fund the costs and expenses to develop the Project Mines (the “Development Costs”), which shall include, without limitation, (a) in the case of HDP, the HDP Expense Payment and credit for an “in kind” amount of $662,500 for the right to use the Premises and the HDP Mines and containers owned by HDP in accordance with the D&O Agreement, and (b) in the case of DBR, the total amounts paid by DBR for procurement,

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construction and installation of Project Mines beyond the HDP Mines which amounts shall be confirmed in writing by DBR and HDP and which amount paid by DBR shall in no event exceed $5,666,000 unless otherwise mutually agreed upon by the Parties. The total amount of Development Costs of each Party relative to the total aggregate Development Costs of both Parties shall be defined as each Party’s “Development Costs Percentage Share.”

Pursuant to the D&O Agreement, DBR provides services for the development and operation of a bitcoin mining facility located within the premises of HDP in Brownville, NY. The question arises as to whether there is an embedded lease present in the arrangement, and whether the $662,500 that HDP receives credit for toward the development costs in essence represents a lease payment by DBR for the right to use the HDP Premises and build Project Mines on the Premises. GRIID has evaluated whether there is an embedded lease associated with the right of DBR to use the HDP Premises, HDP mines and containers. As noted above, HDP received a $662,500 credit for Phase 1 development costs, which, in essence, represents a payment for that right.

We respectfully refer the Staff to the response to Comment 31 above for a discussion of the relevant ASC provisions and other accounting guidance considered by GRIID in analyzing whether an agreement contains a lease.

Step 1: Is there an identified asset?

Yes. The identified assets are the HDP Premises on which the HDP mines are located, as well as the HDP mines themselves.

Step 2: Does the customer have the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use?

Yes. Based on the relative total amounts contributed by each of the parties to fund the costs and expenses to develop the project mines, the mining revenue will be shared between DBR and HDP. Thereby, DBR obtains substantially all of the economic benefits from using the HDR Premises throughout the period of use.

Step 3: Does the customer or the supplier have the right to direct how and for what purpose the identified asset is being used throughout the period of use?

No. DBR does not have the right to direct how and for what purpose the identified asset is being used. How and for what purpose the asset will be used is predetermined as bitcoin mining activities. If DBR decides to change how and for what purpose the asset is used, HDP will have the right to immediately cancel the contract.

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Under the step three analysis, GRIID also evaluated whether any of the examples described in ASC 842-10-15-25 were relevant in the context of the D&O Agreement. Under ASC 842-10-15-25, examples of decision-making rights that, depending on the circumstances, grant the right to direct how and for what purpose the asset is used, within the defined scope of the customer’s right of use include:

a.

The right to change the type of output that is produced by the asset (for example, deciding whether to use a shipping container to transport goods for storage, or deciding on the mix of products sold from a retail unit)”

GRIID Conclusion: No. DBR must use the identified asset to mine bitcoin and does not have the right to change that output.

b.	The right to change when the output is produced (for example, deciding when an item of machinery or a power plant will be used)

GRIID Conclusion: No. DBR does not have the right to change when the output is produced. HDP provides power in conjunction with the PPA, and DBR must continuously mine bitcoin using that provided power unless otherwise directed by HDP.

c.	The right to change where the output is produced (for example, deciding on the destination of a truck or a ship or deciding where a piece of equipment is used or deployed)

GRIID Conclusion: Not applicable to the fact pattern.

d.

The right to change whether the output is produced and the quantity of that output (for example, deciding whether to produce energy from a power plant and how much energy to produce from that power plant).

GRIID Conclusion: No. DBR does not have the ability to change whether the output is produced under the terms and conditions of the D&O Agreement. Only HDP has the ability to change whether the output is produced (i.e., cease bitcoin mining to curtail energy and sell energy back to the market).

The D&O Agreement specifies rights that are limited to operating and maintaining the asset. DBR receives a fee for performing these services, referred to as the management fee. The D&O Agreement states, “DBR shall perform all services necessary to install, optimize, and operate and maintain the Project Mines, including the mining of Bitcoin for the Parties’ respective payout accounts (collectively, the “Mining Services”). . .In consideration for performing of the Mining Services, for each month or a portion thereof during Phase II and Phase III, DBR shall be entitled to a monthly fee of $25,000 (the “Management Fee”)”

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Step 4: Does the customer have the right to operate the asset throughout the period of use without the supplier having the right to change those operating instructions?

No. DBR does not have the right to operate the asset without the supplier having the right to change those operating instructions. If DBR stops mining bitcoin, then HDP has the right to immediately cancel the contract. Similarly, if HDP wants DBR to use the mines for another purpose, then DBR has the right to terminate the contract.

Step 5: Did the customer design the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use?

No. Although the HDP mines were designed for mining bitcoin, they can be used to mine other cryptocurrencies or for other uses. Similarly, the HDP Premises could be used for a vast number of activities and is not designed in a way that predetermines how and for what purpose the asset will be used throughout the period. Additionally, HDP had no rights to help design the HDP Premises, as the D&O Agreement states that DBR is solely responsible for the installation, design, and operation of HDP mines.

GRIID Conclusion: GRIID has evaluated the D&O Agreement between DBR and HDP and has concluded that the agreement does not contain a lease as defined under ASC 842 related to the mining equipment or mines. In making this determination, GRIID considered that while the contract does provide for specific identified assets for which HDP has the right to obtain substantially all of the economic benefits from the use of the asset, HDP does not have the ability to direct how and for what purpose the assets are used. Further, DBR is entitled to substitution rights of the assets used under the D&O Agreement. As such, GRIID has determined that the D&O Agreement does not contain an embedded lease under ASC 842.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

December 7, 2022

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP